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APR 0 5 2007

THOMSON FINANCIAL

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FISCAL YEAR 12/31/06

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We've grown big and strong.

Annual Report 2006



PALFINGER

2005	2004	2003	2002
520,048	403,739	334,111	306,482
77,530	53,871	37,526	35,353
14.9%	13.3%	11.2%	11.5%
65,142	41,697	25,619	22,983
12.5%	10.3%	7.7%	7.5%
63,926	41,168	23,880	19,530
48,143	27,391	15,192	13,006
348,591	309,286	265,505	265,952
145,508	119,885	113,129	110,339
88,241	68,870	56,821	67,104
233,749	188,755	169,950	177,443
197,999	159,960	136,610	127,456
56.8%	51.7%	51.5%	47.9%
-35,750	-26,877	-32,372	-49,985
18.1%	16.8%	23.7%	39.2%
42,711	25,726	39,027	31,655
9,427	12,942	27,601	33,732
14,999	12,510	15,457	11,160
12,388	12,174	11,907	12,370
3,087	2,563	2,293	2,269
25.1%	18.2%	11.8%	9.8%
29.8%	20.2%	12.5%	11.0%
35,442	18,118	7,446	7,117
8.3%	8.1%	7.5%	6.0%

PALFINGER Financial highlights [1]

EUR '000	2006
Income statement	
Revenue	585,205
EBITDA	92,126
EBITDA margin	15.7%
Profit from operations (EBIT)	77,026
EBIT margin	13.2%
Profit before tax	75,583
Consolidated net profit for the year	56,603
Balance sheet	
Total assets	409,366
Non-current assets	153,522
Net Working Capital [2]	98,637
Capital Employed (as of the reporting date) [2]	252,159
Capital and reserves	241,964
Equity ratio	59.1%
Net debt [2]	-10,195
Gearing	4.2%
Cash flow and investment	
Cash flows from operating activities	59,479
Free cash flow	43,734
Investment in property, plant, and equipment	21,351
Depreciation and amortisation	15,100
Payroll	
Average annual payroll [3]	3,443
Value creation	
ROCE	25.7%
ROE	27.1%
EVA	41,979
WACC	8.4%

1) Reporting data of prior years were adapted in the 2005 financial year in accordance with IFRS 3 adaptations..

2) The definitions used for the calculation of key indicators were modified from January 1, 2005 according to internal reporting. Prior year comparable data were adapted.

3) Consolidated Group companies excluding equity shareholdings, as well as excluding apprentices, temporary workers, and workers employed for only very short periods.

We've grown big and strong.

Annual Report 2006

Contents

Position in the Global Market

- International leader in the manufacturing of hydraulic lifting, loading, and handling systems
- Technology leader and Number One in the global market for truck-mounted knuckle-boom cranes and container handling systems
- Global Number Two in transportable forklifts and forestry and recycling cranes
- Extensive service network with more than 1,500 outlets in 125 countries on five continents
- Specialist provider of customer-oriented solutions for interfaces along the transport chain
- Leading specialist in high-tech railway applications

Organisation

- Headquarters in Bergheim / Salzburg, Austria
- 29 companies in 15 countries (Austria, Germany, France, Italy, Great Britain, Croatia, Slovenia, Bulgaria, USA, Canada, Argentina, Brazil, South Africa, Singapore, and China)
- Total average global workforce during the period of 3,443*
- Optimised global sales and service network via over 200 independent dealers and over 1,500 service points
- Customer and market-oriented organisational structure "Global PALFINGER Structure" (GPS) ensures optimal proximity to customers both regionally and at the product level, as well as process orientation along the entire value chain

Business Overview 2006

- Record revenue and earnings
- High order intake and revenue in all product areas
- High capacity utilisation
- Investments in capacities, rationalisation, and quality
- Start of assembly of container handling systems in China
- Relocation of assembly of North American CRAYLER to Tiffin / USA
- GPS as the basis for further growth
- Optimised utilisation of locations

Financial Overview 2006

- Record revenue of EUR 585.2 million
- Above-proportional increase in EBIT (18.2 percent) to EUR 77.0 million
- Investment cash flow EUR -18.9 million
- Gearing ratio of 4.2 percent
- Equity ratio of 59.1 percent
- ROCE increased to 25.7 percent
- ROE 27.1 percent

* Consolidated Group companies excluding at-equity shareholdings, and excluding apprentices, temporary workers, and employees engaged for a short period of time.

Ownership Structure

With a shareholding of approximately 62 percent, the Palfinger family is the majority shareholder of PALFINGER. Since the conclusion of the share repurchase scheme in April 2003, PALFINGER AG holds around 5 percent of the shares. Since then, approximately one third of the shares have been in free float. International institutional investors (mainly from Europe) hold around 25 percent of the capital.



62 % Palfinger family
33 % Free float
5 % PALFINGER AG
0
20 %
40 %
60 %
80 %
100 %

The shares of PALFINGER AG are listed on the Vienna Stock Exchange and are freely traded on the stock exchanges in Stuttgart, Frankfurt, Berlin-Bremen, Munich, and Düsseldorf since June 2000. Since 2005, the company has also been listed on the stock exchange in New York with an ADR Level 1 listing.

PALFINGER stands for innovative lifting, loading, and handling solutions at the interfaces of the transport chain. This is how we make our customers more successful worldwide.

Innovation
is the result of our passion for the permanent improvement of product, process, and organisation. It ensures PALFINGER's market leadership and allows it to access new business fields that broaden the base of the business.

Internationalisation
ensures that our customers in all five continents receive products that conform to market standards and provides our company with maximum independence from regional economic fluctuations while simultaneously opening up new areas of potential growth, and optimising production and logistics costs.

Diversification
ensures our independence from sector-specific fluctuations, generates additional potential for growth and cross-selling, and guarantees our sales partners an optimised product portfolio.

Highlights – Innovation / Internationalisation / Diversification

Innovation

PALFINGER expanded the timber-loading segment with the introduction of new off-road models for forwarder and skidder vehicles.

"Rapid Process" (RAP) found its continuation within the "World Class Manufacturing" (WCM) philosophy.

Internationalisation

The assembly of the North American CRAYLER was relocated to Tiffin / USA.

The central headquarters for the Asia & Pacific *Area was* established in Singapore. Progress with the organisational and process structure has allowed the assembly of container handling systems to commence in Shenzhen / China.

Diversification

The focus of diversification was firstly on the process restructuring of Guima Palfinger and Bison Palfinger and secondly on the consolidation and completion of models series that have been the subject of intensive development on the part of the research and development departments (R&D).


2006 was our most successful year so far.



PALFINGER Management Board members (from left): Eduard Schreiner, Wolfgang Anzengruber, Wolfgang Pilz, Herbert Ortner

Wolfgang Anzengruber (50), Chairman of the Management Board

Mr Anzengruber began his career with the Simmering-Graz-Pauker-Gruppe. In 1990, he assumed the position of Technical Manager at ABB Industrie GmbH, and then became Senior Executive Vice President Administration at ABB Energie AG and finally a member of the management team of ABB Austria. In 1999, he joined the management team of Salzburger Stadtwerke and became Senior Executive Vice President Sales of Salzburg AG from 2000. Mr Anzengruber has been Chairman of the Management Board of PALFINGER since 2003. His chief responsibility is the enhancement of the value-added process.

Eduard Schreiner (41), Finance Director

Mr Schreiner worked at BDO (now Deloitte & Touche) until 1993. He then joined OMV AG, where he was appointed Managing Director of OMV Tschechien GmbH in 1998. Mr Schreiner was appointed Finance Director of PALFINGER in March 2002.

Wolfgang Pilz (47), Marketing & Sales Director

Mr Pilz has over 20 years of experience in the crane business at PALFINGER. He was appointed Marketing & Sales Manager of the Truck Cranes Division in 1997. Since 2003, he has been Marketing & Sales Director for the core business areas of truck-mounted CRANES and container handling systems.

Herbert Ortner (38), Marketing & Sales Director

Mr Ortner was global Business Unit Manager for industrial hoses at the publicly listed Semperit Group until 2001. He then joined PALFINGER, where he developed the spare parts, equipment, and service business before being appointed Marketing & Sales Director in 2003. The focus of his activities includes railway applications, tail lifts, portable forklifts, and aerial work platforms, as well as the further expansion of the service business.

Alexander Exner (59), Chairman of the Supervisory Board

Mr Exner is a management consultant and founding member of the Neuwaldegg consultancy group. His relationship with PALFINGER goes back over 25 years. Mr Exner was CEO of Palfinger Holding AG in the 1990s. After the establishment of PALFINGER AG, he became Deputy Chairman of the Supervisory Board and has been Chairman of the Supervisory Board since 2003.

Hubert Palfinger sen. (64), Deputy Chairman of the Supervisory Board

Mr Palfinger began with the industrial production of truck-mounted cranes in 1964 at the age of 22, after taking over his father's business. The majority shareholder of the Group headed the company for 33 years and was Chairman of the Supervisory Board from 1997 until 2003.

Hubert Palfinger jun.

Kurt Stiassny

Peter R. Scharler

Alexander Doujak

Delegated by the Works Council:

Johann Mair

Gerhard Gruber

Alois Weiss

From regional mechanical engineering company
to global player within three generations.




OE-GPC

Hubert Palfinger jun., member of the Supervisory Board, and **Hubert Palfinger sen.**, Deputy Chairman of the Supervisory Board



Dear shareholder,

PALFINGER AG enjoyed a very favourable 2006 financial year. With revenue growing to EUR 585.2 million and EBIT of EUR 77.0 million, we have for the second time in a row achieved the most successful result in the history of the company.

Innovation, internationalisation, and diversification comprise our strategic pillars for profitable growth

The prime contributors to this record result were the CRANES segment in Europe, high capacity utilisation in all production areas, positive trends in individual markets, and the high standard of product development.

We continued our profitable growth strategy and enhanced PALFINGER's international market position through focusing on the strategic direction of all three corporate pillars of innovation, internationalisation, and diversification. We further expanded growth in individual regions and product markets by utilising GPS. We continued to pursue the objectives of dynamism and increased efficiency in the cranes area through "Rapid Process" (RAP) and further develop it using "World Class Manufacturing" (WCM), before transferring these disciplines to other production areas.

A further step in our strategy of internationalisation comprised the opening of the headquarters in Singapore for the Asia & Pacific Area, and we laid the foundation stone for the further development of our business in Asia with the commencement of the assembly of container handling systems.

Last year we also secured our productivity and competitiveness through new innovative products and technologies, concentration on core competencies, as well as through clearly structured processes. Using GPS, we have further enhanced our proximity to our customers as well as our customer service. We offer individual service to our customers on all continents, which strengthens our ties with them versus competitors.

Our success in the reporting year has allowed us to expand our market position and create a solid basis for further profitable growth.

In the second half of the year, the decision was taken to go ahead with an approximately EUR 60.0 million investment programme to expand capacity, from which also the Austrian locations will be beneficiaries.

These excellent prospects for the future are based on the impressive performance of all members of staff and on the trust invested in us by our stakeholders. On behalf of the entire Management Board, I would like to extend my warm thanks to all concerned.

Wolfgang Anzengruber


THE WALL STREET JOURNAL
Siemens scandal deepens

Dear shareholder,

Intensive engagement with all stakeholders comprises one of our particular strengths

In 2006, PALFINGER AG continued its growth strategy in all areas and is able to present an impressive financial report. The pleasing sales and earnings results of the previous years have once again been exceeded. This success is attributable to excellent management, the commitment of our employees, and the focus on implementing the corporate strategy. It is also reflected in the extremely positive development of our share price.

In the reporting year, the Supervisory Board not only pursued its statutory obligations but also conscientiously, and in the interests of the company, implemented the guidelines set out in the Austrian Corporate Governance Code. The expertise of the Supervisory Board's individual members permits both constructive collaboration and the sustained exercise of our consulting and controlling functions.

The Management Board discussed all strategic measures pertaining to the company with the Supervisory Board, regularly reported to the Supervisory Board on current business developments, the company's status and about the individual companies.

On behalf of all the members of the Supervisory Board, I would like to acknowledge the dedication of the Management Board, the delegates of the works council, and all staff members at PALFINGER, and thank them for their commitment in the past financial year. I should also like to thank our shareholders, customers, and partners for the confidence they invest in PALFINGER, and the contribution they have made to the success of the company.

Alexander Exner

Our service and dealer network spans the globe.



Operational Review

Economic Background

Regional fluctuations are countered through our global approach

In 2006, the global economy was very favourable, growing by 5.1 percent. The economic drivers were again China as well as the Asian emerging markets. The developments were strongly influenced by fluctuations in the oil price, which reached an all-time high of around 78 US dollars per barrel in August 2006, and by the weakening US economy.

At 2.7 percent, the Eurozone exhibited stronger growth than in 2005, at 1.5 percent. This growth was led by a vigorous industrial economy, domestic demand, and the greater willingness of companies to invest. Utilisation of production capacity rose to over 80 percent. Germany, Spain, Italy, and France witnessed sustained increases in capacity utilisation. The upswing reinvigorated the economy, led to tighter conditions in the markets for raw materials (steel) and labour, and brought about a decline in the unemployment rate.

Structural adjustments carried out in recent years in the Central and Eastern European countries (CEE) have borne fruit. Exports from CEE states have doubled in the last ten years. These countries experienced rapid rates of growth in 2006. As a result of excessive credit growth, the World Bank foresees the risks of economic overheating and external imbalances for 2007.

Chinese economic growth was once again high at 10.5 percent. Measures to counter overheating included further restraints on investment activity and a restrictive monetary and fiscal policy. As a consequence, the trade surplus grew 74 percent compared with the previous year, reaching a record level of approximately 180 billion US dollars. Interest rates were raised several times in order to better control the fast growth. The ongoing relative weakness of the Yuan, which appreciated by only 3 percent against the US dollar in 2006, provides support for Chinese exports and creates a competitive advantage for China.

India established itself as the second pillar of growth in the Asian region. India's economic growth in 2006 was around 8 percent.

Growth in the US economy did not develop as expected. However, its gross domestic product rose 3.4 percent. This slowdown was prompted by a lower level of industrial production and a decline in construction investments. This development also had an influence on incomes. The decline in purchasing power towards the end of the year was offset, however, by the sharp fall in the oil price.

Following the re-election of President Lula in Brazil, South America's largest economy, the economic policies pursued so far will be continued. Investors welcome the political stability. Inflation is under control and the times of double digit inflation rates appear to be over. This enables the central bank to pursue a policy of continuous interest rate reductions. During the course of 2006, the central bank's refinancing rates (and, as a consequence, market interest rates) fell by four percent. Despite this, the currency remained stable.

Oil prices reached new record highs in 2006. Despite a decline in crude oil prices towards the end of year, rising demand in Asia and the USA as well as political tensions in regions rich in crude oil make it difficult to anticipate lower prices in the long term.

Towards the end of the year, the weakness of the US economy and the economic development of the Eurozone led to a reduction of the interest-rate differential between these two currency blocs. The Euro benefited from this relative to the US dollar. As a consequence of the high current account deficit and the weak US economy, the Euro appreciated against the US dollar and fluctuated between 1.24 and 1.30 for a six-month period. Speculation concerning further erosion of the positive interest-rate differential of the USA had a short-term influence on pushing the rate above 1.30 at the end of November. Growth in the Eurozone led the European Central Bank (ECB) to implement several interest-rate increases up to a level of 3.5 percent. US interest rates stayed above 5 percent.

The exchange rate of the Brazilian Real against the Euro experienced strong fluctuations in the first half of the year, stabilised from the midyear on, and closed the year at just under 2.8. The Euro has also appreciated against other major currencies as a result of the stable economy and the ECB's restrictive monetary policy.

Revenue by Region



0.7% Middle and Near East
1.0% Africa
1.7% Oceania
1.8% Far East
4.6% Central and Latin America
5.8% Rest of Europe
7.9% North America
76.5 % European Union
0
20 %
40 %
60 %
80 %
100 %

Europe continues to be the core, but our globalisation moves ahead

Sector Review*

PALFINGER's products primarily address the following sectors: the construction industry, the transport and logistics industry in the local authority and services area, the recycling industry, the forestry industry, as well as the food and beverages industries.

PALFINGER's largest sales markets in 2006 were the construction and recycling industries, followed by forestry and transport (standardised sectors according to the International Standard Classification of Industry).

Construction Industry
Despite weak periods between 2001 and 2003, the European construction economy grew to around EUR 1.3 trillion in 2006, resulting in a 10-year average growth rate of around 1.8 percent. Growth reached 3.2 percent in 2006.

* Global Insight, Euroconstruct, VDA German Association of the Automotive Industry

The mild winter will boost the construction sector

Market forecasts anticipate a continuation of the positive development until 2008, with annual growth rates between 1.5 percent and 1.9 percent. According to these forecasts, overall market growth in the European construction economy will allow it to exceed EUR 1.4 trillion by 2009. The positive development in recent years is over 75 percent attributable to the five largest markets of the European Union (EU): France, Germany, Italy, Spain, and Great Britain. The most dynamic construction market is in Spain where residential building and infrastructure construction continue to exhibit positive trends. The mild winter in 2006 will also benefit growth in the construction sector.

The European building economy comprises new constructions, renovations, and maintenance work in the areas of residential construction, civil engineering as well as commercial building. In some countries, such as Italy and Great Britain, civil engineering has been in decline in recent years as a result of lower public sector investments.

Following high levels of investment in transport infrastructure, the positive development is set to continue with forecast growth for the current year of approximately 3 percent as a result of continued strong demand in residential construction as well as from civil engineering.

For the next two years, Western European building volumes are expected to grow only slightly, while a growth rate of between 7.5 percent and 8 percent is anticipated for Central and Eastern European countries.

The greatest challenge for the next few years is the integration of ten Central and Eastern European countries into the EU. The plan is to use extensive investments to raise them to the standard of highly developed industrial states.

The USA experienced declining residential building investments in 2006. Reduced demand in the construction sector affected industrial production.

Asia continues to offer great potential for growth. China continues to be the front runner in the Asian region with a growth rate in its construction economy of about 20 percent.

Transport and Transportation

The truck is the world's leading form of commercial transport

The road transport share of overall goods traffic in the former EU-15 is already approximately 78 percent. Even in the new EU states, the road has in the meantime become the most important mode of transport. In these countries, trucks are used for approximately two thirds of transport requirements; by the year 2010, this figure is set to rise to a prospective 70 percent.

With its system advantages, the truck meets the requirements of the transport economy better than other modes of transport. Public pressure has motivated truck manufacturers to minimise the negative consequences of truck transportation. Pollutant and noise emissions, as well as fuel consumption, have undergone significant reductions in the past few decades.

In connection with the introduction of the EURO 4 Norm for all commercial vehicles registered after 1 October, 2006, truck sales rose. Sales declines following this date were less than expected. Compared with the EURO 3 emissions standard, limits for nitric oxides, carbon monoxide as well as hydrocarbons were reduced by 30 percent, and limits for particles were lowered by 80 percent. Although the further reduction of nitrogenous pollutants entailed in the EURO 5 norm is intended to apply only to vehicles newly registered after 1 October, 2009, many manufacturers of commercial vehicles are already working on the basis of the future limits and are offering motor vehicles to comply with these requirements.

In addition, with the introduction of the digital control device on May 1, 2006, a standardised pan-European framework was created to ensure greater transport safety. The AETR states intend to introduce the digital tachograph for cross-border transport within the next four years.

Commercial vehicle sales in Western Europe rose by 2.7 percent in 2006 to about 2.3 million units. This development reflected the slow recovery of the economy, the expansion of business with Eastern European countries, as well as the continued replacement of vehicle fleets by transport companies. New registrations of light commercial vehicles up to 6 tonnes rose by 3 percent, and in the vehicle class up to 6 tonnes by 7 percent. With over 252,000 units sold, growth of trucks exceeding 16 tonnes reached 8 percent.

Germany and France are the most important markets with respect to new truck registrations, and both countries registered year-on-year growth of over 2 percent in the first three quarters of 2006. Year-on-year growth in the first quarter of 2006 for new registrations of heavy trucks in Germany was as high as 15 percent. New orders emerging from Germany rose 41 percent, while those from countries excluding Germany rose 25 percent.

The drastic price increases in, among other things, steel and tyres, last year impacted a materials-intensive sector that reacts sensitively to rising costs. Manufacturers of trailers and superstructures struggled to pass on additional costs to their customers, particularly since pressure on the haulage sector has increased also as a result of the truck toll and fuel price increases.

In the first months of 2006, the USA experience a boom in the commercial vehicles market; however, the effects of emissions standards led to a fall-off towards the end of the year.

Growth characterised the commercial vehicles market primarily in India, China, and the eastern European states. In contrast to stagnating demand for passenger vehicles, Japanese sales of commercial vehicles rose by about 2 percent to over 1.1 million units. Higher export levels allowed Japan to boost truck production by 3 percent to 10.8 million vehicles. In China, the number of vehicles registered has grown 16 percent since 2002. This trend continues.

Competitive Environment

PALFINGER is the global leader in truck-mounted loading cranes

Three competitors share 70 percent of the global consolidated niche market for truck loader cranes. With a market share of over 30 percent, PALFINGER is the world's leading manufacturer of truck-mounted knuckle-boom cranes and its core product generates approximately 60 percent of its overall turnover.

With a market share of about 25 percent, HIAB, a division of the Cargotec Group, is positioned in the truck-mounted knuckle-boom crane segment behind PALFINGER, also has a global network, and occupies strong positions both in Europe and the USA. Other competitors in the same niche market are either held privately and generate less than half of PALFINGER's turnover, such as Fassi, or they form part of a much larger corporate group, make relatively small contributions to their parent companies' total turnover, and operate predominantly outside their parent companies' core business areas.

New and extreme competitive pressure in this growing market segment is unlikely since all participants are in a position to achieve turnover growth even without the need to expand market share. The privately-held Italian crane manufacturer Fassi has a share of about 15 percent in the global market for truck-mounted knuckle-boom cranes, specialises in large cranes in the high-priced segment, but has a significantly smaller dealer and service network than PALFINGER or HIAB. PALFINGER differs from its competitors through its technological and materials know-how, its size, its cost structure, and its global dealer and service network. This means that none of its competitors can be compared directly with PALFINGER.

Market entry for competitors is rendered difficult through economies of scale and extensive global sales and service networks. For this reason, we are aiming, among other things, to almost double the approximately 100 existing sales and service outlets in North America to 200 outlets in 2007.

Customers and Suppliers

Purchasing at PALFINGER

"Global Strategic Purchasing" facilitates growth and raises profitability, and the quality offensive ensures high standards

In 2006, the purchasing area - "Global Strategic Purchasing" (GSP) - faced challenges in meeting the strong increase in demand encountered during the year, and in covering the related additional procurement requirements. Approximately 75 percent was procured in Western Europe and 15 percent in Eastern Europe. North and South America, at 5 percent each, accounted for the remainder.

Despite intensive efforts on the part of the materials procurement area, there were repeated shortfalls in supplies of high-strength steel plates at the production and assembly facilities. PALFINGER was also confronted with constantly rising materials prices, longer supply times for input materials, and the resultant supply bottlenecks. The global strategic purchasing organisation introduced for the first time in November 2005 proved itself in this difficult market environment. In the individual sourcing groups, targeted medium-term purchasing measures allowed many, but not all, supplier bottlenecks to be cleared permanently.

The measures include:
Selection and qualification of about 350 new suppliers

- Reduction and optimisation of the number of suppliers (a total of about 4,000 active suppliers)
- Utilisation of alternative materials
- Extensive management of strategic suppliers
- Conclusion of long-term strategic master agreements

The continuation of components production without interruption was possible only through the purchase of steel plates at premium prices. The development of availability and higher prices is making procurement increasingly difficult in various purchasing groups.

Negotiations for 2007 do not permit us to expect an easing in the availability of specific steel grades. This leads us to anticipate a continuation of long supply times for individual models.

The PALFINGER "Global Sourcing" programme initiated in the previous year will be migrated in the first half of 2007 to the new PALFINGER "Value Sourcing" programme. The main focus of this new programme comprises raising both the quality of deliveries and the loyalty of suppliers accompanied by an optimisation of overall costs.

Quality Campaign and Management for Suppliers
A quality campaign was initiated in the second quarter of 2006 to further expand PALFINGER's competitive advantage. It aims, within the overall framework of the increasingly global networking of PALFINGER, to optimise existing quality assurance processes as well as to develop new systems and instruments that permanently enhance quality-boosting production and procurement processes. The "Quality Campaign 2006" initiative is making a decisive contribution to continuing to meet the high quality requirements made of PALFINGER products and consequently ensuring a high degree of customer satisfaction.

The tight materials supply situation and the high level of capacity utilisation in all areas also had an influence in the reporting year on activities in the "Global Supplier Quality Management" (GSQM) area. The quality assurance agreements (QSVs) – a key element of systematic collaboration with suppliers – were updated, and were implemented for new suppliers. Through the use of the QSVs, PALFINGER is primarily aiming to achieve a further increase in process security and a sustainable optimisation of quality costs.

As part of the continued globalisation of the supply base, we intend in coming years to create and secure standardised quality processes in the NORTH and SOUTH AMERICA Areas as well as in Asia & Pacific.

The new structures and processes resulting in the corporate organisation from the "Quality Campaign 2006" will be consolidated in 2007, and extended to include all areas of the company. We are also planning additional QSVs supported by supplier audits. Where relations with our suppliers are concerned, we are concentrating on monitoring compliance to existing QSVs and QSV contents, as well as to quality-relevant, supplier-specific requirements that are designed to further increase quality and, as a consequence, lower costs.

Customers and Dealer Network
PALFINGER products are distributed globally in 125 countries. Excellent product quality and the global service network with over 200 independent dealers and over 1,500 service centres comprise decisive factors for the success of the company.

PALFINGER is intending to carry out an extensive market research project in 2007 to determine rapidly and reliably whether there are any divergences from our targeted performance. Over 1,000 end-customers, all sales partners as well as further relevant decision-makers will be included in these written and verbal interviews. We are conducting this study because constantly updated knowledge concerning market participants' wishes is one of the main pillars to ensure a sustained position of market leadership.

Since 2002, our EBIT has more than tripled!



Business Overview 2006

The new set of record earnings allows us to access further potential

In 2006, PALFINGER once again clearly exceeded the record result of the prior year in terms of revenue and earnings. This success is primarily attributable to excellent market conditions and to the high level of capacity utilisation in the production areas of the core CRANES segment in Europe. Capacity bottlenecks and a limited availability of materials prevented us from achieving an even better result, and created extended delivery times and delivery delays. Higher raw materials prices, as well as spot market purchases of materials necessitated by high order levels, influenced the positive margin development in both product segments. Group revenue grew from EUR 520.0 million (2005) to EUR 585.2 million. This corresponds to a growth in revenue of 12.5 percent, following 28.8 percent in the previous year. EBIT grew faster than the rate of sales growth at 18.2 percent, from EUR 65.1 million to EUR 77.0 million; the EBIT margin expanded from 12.5 percent to 13.2 percent.

The continuing trend towards higher performance classes and fitting variants, the outstanding market position in Western Europe, as well as the exploitation of opportunities in eastern European markets characterise PALFINGER's profitable cranes business in Europe. It is enhanced by growth in North America and the increasing market penetration of the PALFINGER cranes series in South America. Innovations presented at the IAA, the International Commercial Vehicles Motor Show, were designed to provide a further boost to the cranes business. EPSILON continues its successful growth path. The opening up of the off-road segment commenced in 2006 with the presentation of eight new future-oriented crane models for forwarder and skidder vehicles.

The service area experienced significant revenue and earnings growth compared with the previous year. A number of successfully concluded projects to support our worldwide service partners in their efforts to look after customers underscore PALFINGER's outstanding role as a "champion of service" in the sector. Practically all product areas contributed to revenue growth. PALIFT container handling systems achieved a restructuring turnaround in 2006 as the first step to profitability and customer satisfaction. BISON aerial work platforms continued its activities in the areas of product development and optimisation of the value creation chain as the basis of future sustainable profitability. The TAIL LIFT area is characterised by the integration of RATCLIFF tail lifts into the corporate group as well as the relocation of the assembly of continental European tail lifts from Slovenia to Austria. The establishment of assembly in North America represents a milestone within the CRAYLER transportable forklift area. The increased preparedness of construction companies to invest led to an improvement in market conditions in the second half of the year for the RAILWAY applications area.

The outstanding development in terms of new orders has recently led to materials and capacity bottlenecks in some individual works. In light of the order book position and PALFINGER's development in connection with positive market expectations, the to date largest investment programme to expand the capacity of the crane area at all value-creating locations in Europe and North America was approved in the second half of the year. Together with modifications to layouts, this will both deliver rationalisation effects and further raise quality. On the basis of the "Global Sourcing" initiative, placement teams ensured the procurement of materials according to the criteria of quality, supplier loyalty, and price. The lean activities are intensified using the PALFINGER RAP philosophy and the strategic projects and initiatives are bundled in the E^2 programme to raise efficiency and effectiveness. The management reorganisation in the North American and Asian & Pacific areas, as well as at SAS Guima Palfinger / France, made significant contributions to the positive development.

Spain continues to be PALFINGER's most successful market in the cranes area. The business in Germany experienced a stable and sustained upturn in 2006. We are exploiting opportunities in eastern European markets. North America registered successes in the cranes and service businesses. With the relocation of CRAYLER assembly to the USA and the decision to further expand the Canadian location to become the centre of cranes assembly in North America, the course for the future has been set. South America's developments were characterised by operative and administrative restructuring, which will affect the entire region, as well as the introduction of new products. In Asia, investments were made in building up the organisation. In the fourth quarter, the first hookloader left the assembly plant in China.

Business development / Revenue


2006
2005
2004
585,205
520,048
403,739
EUR '000
0
100,000
200,000
300,000
400,000
500,000
600,000
700,000

Business development / EBIT


2006
2005
2004
77,026
65,142
41,697
EUR '000
0
20,000
40,000
60,000
80,000
100,000

Significant Changes in 2006

High investments safeguard our locations and provide the basis for future profitable growth

Investments in Capacity, Rationalisation, and Quality

In 2006, we started to implement the structural steel work project at the plant in Lengau / Austria, which is scheduled to for completion in May 2007. The doubling of production capacity at Cherven Brjag / Bulgaria will be concluded by May, so that routine operations can be for the larger part reassumed. The recommencement of full operations is planned for the second quarter of 2007. As part of the largest investment programme to date, the expansion of further value-creating locations was commenced in the fourth quarter. This will increase the production of knuckle-boom cranes by a further 25 percent, following a production boost of 20 percent in 2006. At the assembly location for aerial work platforms in Löbau / Germany, PALFINGER is reacting to market requirements with an expansion of the workshops and the creation of a new paint shop, and is also exploiting potential areas for rationalisation.

Quality Campaign
The company's dynamic growth is being accompanied by a strategic programme to further develop process and product quality. Close cooperation between the various steps of the value creation chain and cross-division initiatives are creating the preconditions for a further sustained improvement in quality. From the perspective of the customer, the successful introduction of the e-claim 2.0 Web application with its additional functionality and user-friendliness has brought about an excellent global basis for creating continuous and transparent improvements.

World Class Manufacturing
Following on from the successful implementation of the RAP philosophy in the past few years, particularly in the crane assembly plants in Europe, 2006 witnessed the transfer of lean organisation ideas to the Eastern European production plants in 2006 as part of Project WCM. This philosophy focuses on cycle times adapted to customer requirements, and the "pull" flow-principle entailing increased local responsibility as well as corresponding working time and remuneration systems. Extensive reorganisations of layouts are allowing production capacity to be expanded in steps.

Assembly Relocations
We are further developing the strategy of performing assembly in proximity to the customer.

The first CRAYLER transportable forklifts were assembled in Tiffin / USA in the fourth quarter, and the decision was taken to expand the assembly of large cranes in Niagara Falls / Canada. The first hookloaders left the new assembly plant in Shenzhen / China, and further PALFINGER crane types are supplementing the assembly spectrum in South America.

PALFINGER "Global Sourcing"
The globalisation programme in the purchasing area that was initiated in the previous year was expanded in 2006 to include locations outside Austria in line with the development of corresponding structures. This comprises a further step to raise the quality and timeliness of supplies while at the same time optimising overall costs with a particular focus on quality. This is a key prerequisite for us to secure continued growth for the 2007 business year.

Legal changes in Group structure

With the merger agreement of 7 February 2006, Palfinger Produktionstechnik GmbH as the transferor company was merged at the start of the 2006 financial year with Palfinger Europe GmbH as the transferee company, and according to the stipulations of the Transformation Tax Act (UmgrStG).

On 24 February 2006, Palfinger Europe GmbH acquired 40 percent of the shares of Palfinger Bermüller GmbH Regio Cargo Transporttechnik from Mr Wolfgang Bermüller, as a result becoming the 100 percent owner of this company. In a further step, Palfinger Bermüller GmbH Regio Cargo Transporttechnik was renamed Regio Cargo Transporttechnik GmbH, and the liquidation of the company was initiated in July 2006. The final cancellation of the corporation is planned for July 2007.

In order to establish a headquarters in Singapore for the expansion of the Asia & Pacific Area, the company Palfinger Asia Pacific Pte. Ltd. was founded in spring 2006 as a 100 percent subsidiary of Palfinger Service- und Beteiligungs-GmbH. This was followed in the autumn by the registration in Shenzhen / China of Palfinger (Shenzhen) Ltd. as a 100 percent subsidiary of Palfinger Asia Pacific Pte. Ltd. This Chinese subsidiary of PALFINGER is operating an assembly plant for container handling systems for the Asian market.

Since its stock exchange listing in 1999, numerous modifications to PALFINGER AG's articles of incorporation have been passed, including, among other things, adaptations to modified legal requirements such as the Share Option Act (Aktienoptionengesetz) that came into force in 2001. This has made it more difficult to read and handle the set of articles. For this reason, the Annual General Meeting (AGM) held on 5 April 2006 voted to update the articles of association, to adapt those parts of the articles that were unclear from a formal perspective, and to carry out some modifications to content. The current version of the articles has been published on the company's homepage at www.palfinger.com and is available on request from the company.

Changes in the Supervisory Board:

- Dr. Alexander Doujak – elected at the 2006 AGM; since 5 April 2006
- Erwin Asen (Works Council) – until 13 February 2006
- Alois Weiss (Works Council) – since 14 February 2006
- Bernhard Wetzelsberger (Works Council) – until 15 May 2006
- Gerhard Gruber (Works Council) – from 16 May 2006

Group Assets, Finances, and Earnings

Profitable growth can be financed from our own resources

The 2006 financial year was another year in which we clearly outstripped the record levels of revenue and earnings of the previous year. Group revenue rose from EUR 520.0 million (2005) to EUR 585.2 million. This is equivalent to growth of 12.5 percent, following 28.8 percent in the previous year. EBIT grew faster than the rate of revenue, by 18.2 percent, from EUR 65.1 million to EUR 77.0 million. The EBIT margin rose from 12.5 percent to 13.2 percent.

Despite the gratifying growth in revenue, capital employed rose by only EUR 18.4 million to EUR 252.2 million, equivalent to an increase of 7.9 percent (2005: EUR 233.7 million). Net working capital grew by EUR 10.4 million, or 11.8 percent, from EUR 88.2 million (2005) to EUR 98.6 million. Non-current operating assets expanded to EUR 154.6 million, equivalent to an increase of 4.8 percent compared with the previous year (2005: EUR 147.6 million). Investments in property, plant, and equipment totalled EUR 21.4 million (2005: EUR 15.0 million) and were primarily related to PALFINGER's investment programme in capacity, rationalisation, and quality. This is the largest such programme in the company's history.

During the reporting period, operating cash flow rose by about 39.2 percent, from EUR 42.7 million to EUR 59.4 million. Besides the cash flow arising from changes in working capital of EUR -11.8 million (2005: EUR -12.6 million), this item also contains tax payments of EUR -19.4 million (2005: EUR -18.3 million). The operating cash flow allowed for the financing of cash-effective investments of EUR 18.9 million (2005:

EUR 34.3 million), dividend payments of about EUR 18.7 million, and a reduction in net debt of EUR -25.6 million.

The positive cash flow situation is also reflected in the development of the gearing ratio. Despite the level of growth that required financing, this indicator of indebtedness (net debt expressed as a percentage of equity) reached a new historic record low of 4.2 percent (2005: 18.1 percent). At 59.1 percent, the equity ratio achieved a further record level (2005: 56.8 percent). The revenue growth we achieved, combined with the particularly pleasing development of return on capital employed (ROCE), which rose to 25.7 percent (2005: 25.1 percent), led to growth in corporate value in line with our objectives.

Given these stable and profitable performance indicators, we are confident that we can continue to finance further growth from our own resources.

Treasury

Guidelines

The treasury guidelines provide clear structures

The basis for treasury activities is formed by the set of treasury guidelines that the Management Board approved in the previous year. These describe the responsibilities of the treasury department. The guidelines provide a clear structure for the treasury department and also regulate its relations with individual Group companies.

Its objectives comprise securing liquidity, the economic efficiency of banking and financial services purchased from third parties, risk limits, the optimisation of profitability, and the complete transparency of all processes relevant to the treasury.

Cash Management

Our liquidity status is assessed on a Group-wide basis and summarised in a cash report that provides the basis for liquidity management between Group companies. This allows simultaneous credit and debit positions held in bank accounts to be offset across the Group, and the interest result to be optimised.

Banking terms for all Group companies were analysed before negotiations were carried out with the relevant banks to reduce fees and margins, and to improve the way that value dates were implemented. This allowed significant savings potential to be exploited. The constant monitoring and improvement of banking terms forms part of the overall package of measures.

Liquidity Management

Last year, the maturities of bank loans were structured in line with the risk perspectives, and care was taken to ensure that multiple simultaneous facility expiries are avoided. Operating cash flow was utilised for the partial repayment of bank borrowings.

Excess liquidity was invested temporarily in short-term investment products with a constant eye to the highest level of product security, the best issuer credit ratings, and the ability to convert the product back to cash at short notice. We intend to use the available funds to implement the investment programme in the coming year, as well as for further profitable growth.

Both loans and investments are subject to ongoing assessment with respect to credit and market risks. Short lock-in periods enable us to react swiftly and flexibly to changes in market situations and, if required, to deteriorations in the credit qualities of contract partners.

Foreign Currencies

From a foreign currency perspective, 2006 was characterised by a depreciation of the US dollar against the Euro of over 10 percent. The main reasons for this depreciation were the end of the Federal Reserve's cycle of interest-rate increases and the market's refocusing on the twin deficits in the US. Following strong exchange rate fluctuations, the Brazilian Real stabilised at a rate of 2.8 towards the end of the year.

In order to assess the foreign currency exposure of PALFINGER and individual companies, we are constantly performing simulations, analysing scenarios, and calculating "value-at-risk"*. Based on these risk quantities and its own market assessment, the foreign currency committee in its meetings prepares suggested strategies to hedge foreign currency cash flows, before passing them on to the Management Board for final decision-making.

As a matter of principle, we enter into only those transactions that can be marked to market and booked. Our own valuations of the transactions are checked for plausibility using the relevant traded market values on the reporting date. Accounting treatment is according to local accounting standards, International Financial Reporting Standards (IFRS), and, in particular, according to IAS 39 (Hedge Accounting).

Risk Report

Risk Management System

Risk management is designed to identify risks at an early stage and counter them using appropriate measures

The risks to which PALFINGER is exposed as an internationally operating group are monitored and limited by an extensive risk management system that incorporates all business activities and decision-making processes. The most important components of the system comprise standardised, Group-wide planning and controlling processes, as well as cross-company guidelines and reporting systems.

The aim is to identify risks at an early stage and implement appropriate countermeasures. Management from the corporate areas identifies risks according to defined categories and their probability of occurrence, as well as evaluating them according to their potential effects on earnings. The management bearing responsibility for this function also has the task of developing and applying measures to avoid, minimise, and hedge risks.

The internal auditing department monitors adherence to the overall legal framework and the company's internal guidelines. It also examines the fundamental functionality of the risk management system with respect to the early identification of risks that might jeopardise the continuing business of the company.

Existing Risks

Economic Risks

The company's strong presence in Eurozone markets means that a weakening of the economy in the European Union would have negative effects on the company. A continued rise in energy costs or a collapse in the rate of growth of the North American economy would also entail risks for our revenue and earnings.

Market Risks

PALFINGER operates in markets where competitive pressure continues to intensify. We seek to limit the related risks through continued innovation, internationalisation, diversification, and intensive customer management programmes.

* "Value-at-risk" relates the level of a maximum loss expected from a risk position assuming a given probability of occurrence (e.g. 95%) within a given timeframe.

Procurement Risks
PALFINGER is exposed to price fluctuations in the market for raw materials. The company addresses these purchasing risks through specific raw materials management. PALFINGER enjoys commercially favourable agreements with suppliers that also entail increased dependence on these same suppliers. Late deliveries, failure to deliver, or quality deficiencies can lead to a disruption of production that negatively affects profits. PALFINGER limits such risks using special supplier selection procedures, monitoring processes, and supplier management systems. PALFINGER is dependent on the supply of high-quality steel. A continuation of the strong demand for this material could result in production bottlenecks.

Production and Assembly Risks
PALFINGER is exposed to a series of risks deriving from operating activities that could negatively affect earnings. These risks are limited through the following measures:
- Systematic employee training and qualification programmes
- Constant refinement of production processes and technology
- Regular facility and systems maintenance

PALFINGER has implemented a lean production system to optimise inventories and customer-related delivery times. Malfunctions in the system could also have a negative impact on the company's earnings position.

We have taken out adequate insurance cover for energy supply failure, technical failure, fire, explosions, and other instances of breakdown.

Quality Risks
PALFINGER has implemented an ISO 9001 certified quality management system. Standardised processes are in operation throughout the Group that enable a common approach to the identification, rectification, and avoidance of failures. Despite the existence of this efficient, systematic quality management approach within PALFINGER, potential product liability cannot be excluded entirely. Although we have insurance cover to meet such costs, the related damage to PALFINGER's image would be considerable.

Human resource risks
PALFINGER recognises that its employees are its most valuable resources. Special planning and ongoing staff reviews ensure management succession.

Foreign currency Risks
PALFINGER has significant worldwide operations and as such, its earnings are exposed to currency fluctuations. The primary areas of currency risk for the Group derive from revenue generated in North America and Brazil. Currency risks are evaluated continuously as part of central currency management, and hedged using appropriate financial instruments, or mitigated through boosting local value creation.

Credit Risks
PALFINGER limits its exposure to losses incurred on doubtful customer receivables through the systematic implementation of credit insurance. Ageing receivables are pursued regularly; extensions of credit periods require justification before approval.

Liquidity Risks
PALFINGER manages its liquidity through the efficient employment of working capital, supply chain management, as well as through a combination of short-term and long-term financing instruments in conjunction with a focussed dividend policy.

IT Risks
The operational and strategic management of PALFINGER relies on complex information technology. Highly qualified internal and external experts maintain and optimise the IT systems across the entire Group. PALFINGER also has in place a range of technical security and protective measures to minimise the risk of unauthorised access to data, the misuse of data, and data loss.

Technology Risks
PALFINGER aims constantly to assert technology leadership in all business areas. Centralised knowledge and innovation management supports product areas in the development of innovations. We are encountering growing challenges to retaining our position of technology leadership in the area of knuckle-boom cranes, although important sales arguments continue to safeguard the Group's competitive advantage, such as quality leadership, developments in electronics, and service concepts.

Portfolio Risks
PALFINGER pursues a strategy of diversification with the long-term goal of reducing our dependence on the market for knuckle-boom cranes that comprises our primary pillar of revenue and earnings. The majority of other product groups are still not generating profits. If the growing competitive pressure in the market for cranes were to lead to a significant decline in margins, PALFINGER would come under considerable pressure to safeguard overall profitability.

Overall Assessment
There are currently no discernible individual risks that might jeopardise the continued existence of the company.

Research, Development, and Innovation

Innovative strength provides the basis for future success

PALFINGER's Group R&D is carried out both in decentralised R&D centres as well as in competence centres.

In 2006, the communications and networking of the decentralised R&D locations was intensified through periodic meetings of the managers of these centres with the "Global Product Managers" (GPM). The objective is the exploitation of synergies in joint, cross-Group development projects as well as the multiple utilisation of standardised and identical components.

Focus of Activities in 2006
Modularity: the concept of modular components pursued since the Performance cranes series was introduced in the cranes area is being applied increasingly also by other "younger" product divisions in the development of new models series.

Increased focus on functional design: Increased focus on functional design: PALFINGER is making greater use of product design to differentiate, communicate added value, enhance functionality, and implement the latest ergonomic knowledge.

F&E Investitionen
PALFINGER invested EUR 12.3 million in research and product design in 2006.

Product Development

CRANES
- Market launch of 11 cranes models (L-Range, EL + 6 Standard), ISC Integrated Stability Control, DPS Dual Power System a lifting force enhancement on the Fly-Jib
- Ongoing development projects: new small cranes series up to 4 metre-tonnes, new innovative radio remote control
- Technology projects: new maintenance-free bearing locations, computational processes for nonlinear flexion, retro-treatment methods for welded seams to enhance fatigue endurance

EPSILON
- Market launch of off-road models (forwarder and skidder vehicles)
- New cabin for CEE

CRAYLER
- Market launch: CR-4-way, Power X (PX)
- Redesign and cost reductions for all CRAYLER models

PALIFT
- Hookloader: redesign and cost reduction of the Power Range (market launch 2007)
- Skiploader: market launch of new products with 12-14 tonnes capacities

TAIL LIFT
- Coordination of the entire tail lift development strategy between the RATCLIFF team and those responsible at Palfinger Europe GmbH. Constructive implementation adapted to relevant markets is the responsibility of the construction teams of RATCLIFF in Great Britain and of PALGATE in Austria.

PALGATE
- Launch of the PTG 1500 S and PBS 1510 models

BISON
- The focus of development was on the new TA series that we plan to launch in 2007.

R&D Cooperation Ventures in 2006

Numerous R&D cooperation ventures characterise PALFINGER's development approach, enabling an optimal exploitation of resources also in this area.

Vienna University of Economics and Business Administration,
Institute for Entrepreneurship & Innovation
- Conclusion of the "Lead User Project" (innovative approach to locating ideas and solving problems with respect to enhancing the user-comfort of hydraulic lifting systems)

Salzburg University of Applied Sciences / Kuchl;
Design & Product Management / Industrial Design Department
- Innovative design approaches in the truck-mounted cranes area
- Design analysis and comparative market study 2006 / 2007

Salzburg University of Applied Sciences, Information Technology &
System Management
- "Real Time Pattern Recognition" project (crane recognises glass container and selects it automatically)

University of Leoben, Mechanical Engineering Institute

- Components and test analysis as part of the "Evaluation of retro-treatment of welded seams" project

Vienna University of Technology, Institute for Engineering Design and Logistics Engineering / Ecodesign

- FFG Project "Factory of the future – economic sustainability"

During 2005 and 2006, the focus in the R&D area was on technical consolidation ("design to cost", modularity, material substitution, etc.) and completion of the models series. Some of the R&D projects will not have an impact until the next product generation, or the one after that. The market launch of the new TA series (BISON aerial work platform) is anticipated for 2007, and the crane series for 2010. Electro hydraulics, safety, operator prompting, and ease-of-use will be the most important differentiation criteria for the next few years.

People

The high quality and outstanding commitment of our staff members enables us to process an order flow exceeding expectations

Our greatest challenge in 2006 was to manage an order inflow that far exceeded our expectations. Our employees' excellent and consistent commitment proved itself under conditions of great strain. Modern working time regulations based on flexitime and bandwidths, as well as performance and success-related remuneration, also proved their worth. The relevant models were developed further and improved at several locations.

For over a year, the methods and principles of lean management / RAP and WCM have been applied in nearly all production and assembly plants (Köstendorf and Lengau / Austria, Cadelbosco / Italy, Caussade / France, Marburg / Slovenia, Tenevo and Cherven Brjag / Bulgaria). Among other things, these include the standardisation and visualisation of processes, "one-piece" flow production, as well as the optimisation of jobs using "5S" and of setting-up times. Members of staff are undergoing intensive training in these value-creation enhancement methods. To implement the methods, they are working in teams that they largely manage themselves. The opportunity to take responsibility for helping to structure and improve important components of their work has been received very positively by our employees and is reflected in their redoubled commitment.

"Internal roadshows" are hosted every year at various locations in order to raise awareness of the importance of working together within the company and in order to inform members of staff about strategies and the progress of projects. Regular management team meetings enable efficient flows of information and decision-making processes within the individual organizational units.

The brief staff survey introduced three years ago includes all Austrian and international PALFINGER locations. Our semi-annual employee commitment appraisal is for the larger part responded to via the Internet. In 2006, we conducted a focus analysis concerning the quality of the organisation. The results are included among the internal "Key Performance Indicators" (KPI) and form the subject of intensive discussion both in management meetings as well as in meetings with members of staff. This allows critical developments to be identified at an early stage and countermeasures to be introduced. PALFINGER's internal PALfit health programme was expanded further. The measures range from broad-based checkups, to sports and fitness offerings, and physiotherapy and informational lectures. A project group is working on the transfer of the programme to international locations.

In times of constantly changing markets and rapid technological development, it is essential that we have a solid basis for the development of skills and competencies that are critical to success. The annual employee meeting is the basis for individual development plans. In 2006, 290 members of staff in Austria attended a total of 1,225 training days. Approximately a quarter of the courses were offered within the framework of PALFINGER's internal college.

A sufficient number of highly qualified managers is one of the most important strategic pre-requisites for continued growth. In order to prevent a bottleneck within PALFINGER, the demand necessitated by our strategy is evaluated in an annual management conference held with the senior management. Such conferences are also held at further reporting levels, so that successor planning and the promotion of talent encompass the entire organisation.

Two internal management development programmes are running for this target group. The intention is to now expand these to include international managers. The aim is to effect a greater number of foreign postings of our managers.

As of the year-end 2006, PALFINGER employed 3,569 members of staff in 21 fully consolidated companies (excluding temporary workers and apprentices). 53 apprentices were trained in the reporting year. On a year-average basis, 3,443 members of staff were engaged (excluding apprentices); an additional 248 temporary workers were also engaged in order to cover capacity bottlenecks.

The increasing internationalisation is also reflected in the number of employees posted abroad: on average in 2006, 32 employees from Austria were engaged at international locations, making important contributions to knowledge transfer as well as to cultural networking within PALFINGER.

Our organisation contains potential for the future, which we intend to access and promote. This is why we will use the next few years to make our company and processes even more attractive and effective. We are certain that this will be accompanied by a further rise in our ability to create value. A new, Group-wide Human Resources (HR) portal will make it possible for the first time to transparently present our employees' success-critical capabilities and experience, resulting in a win-win solution for both parties.

Investor Relations

One Record after the Next – The 2006 Performance of the Vienna Stock Exchange

Investors reward the profitable growth strategy as well as the high level of transparency

2006 was once again an extremely positive year: the ATX appreciated by just under 800 points, or 21.7 percent, and closed on the last trading day, 28 December 2006, at a new all-time high of 4463.47 points. This means that the Vienna market far outstripped financial centres such as London or New York.

Initial public offerings (IPOs) and capital increases amounting to EUR 11.87 billion represented a new record in terms of inflows of fresh capital (2005: EUR 6.6 billion). The overall market capitalisation in 2006 jumped by about 36 percent to an historic record level of EUR 146.2 billion. Average monthly trading volumes developed the most dynamically of all: these grew by 72.1 percent in 2006 to EUR 10.5 billion.

Six new international trading members were admitted to direct trading on the Vienna Stock Exchange. These include well-known names such as the global investment bank,

Goldman Sachs. Already over half of the trading volumes on the Vienna Stock Exchange is attributable to foreign trading participants.

The previous year's records were also exceeded at a total of seven roadshows that the Vienna Stock Exchange conducted together with banking partners and listed companies at international financial locations such as London, New York, and Zurich: the senior management of stock exchange listed companies conducted a total of over 600 meetings with around 330 institutional investors.

The aim now in 2007 is to at least retain the level achieved in terms of turnover and fresh capital.

The PALFINGER Share

The PALFINGER share is listed in the Prime Market on the Vienna Stock Exchange and in the ViDX – the index of shares with a growth and value-orientation. Since 2005, the PALFINGER share has also been a constituent of the Austrian VÖNIX sustainability index. In Germany, it is quoted in free trading in Frankfurt, Stuttgart, Berlin-Bremen, Munich, and Düsseldorf. Since March 2005, there has been an ADR Level 1 listing in New York.

The share price developed extremely favourably during the entire year, and closed on 20 December 2006 at a price of EUR 93.00. This is equivalent to an increase in price of 43 percent. This not only reflects the positive development of the Vienna Stock Exchange in 2006, but also the outstanding development of PALFINGER. New research studies from Merrill Lynch and from Berenberg Bank were particularly helpful in promoting the share. PALFINGER's share price performance was more than double that of the ATX in 2006.

The Management Board of PALFINGER held numerous meetings with both Austrian and foreign investors during 2006. Managers participated in investor conferences organised by Austrian banks and, among other things, accompanied the Vienna Stock Exchange roadshows to Europe and North America. PALFINGER was also represented at investor fairs such as the GEWINN trade fair in Vienna, Invest in Stuttgart, and at stock exchange days in Germany. PALFINGER participated at a crane seminar for investors in Helsinki along with Cargotec, KCI and Demag Cranes.

PALFINGER received a number of awards for its remarkable performance and annual report in 2005, such as the "2005 Vision Award of the League of American Communications Professionals" (LACP), the "Annual Report Competition Award" (ARC) of MerComm Inc., the "Galaxy Award New York", the "Golden Drum Award" Portoroz and the "Shareholder Value Award" of the business magazine FORMAT.

Observing both the spirit and the letter of the Corporate Governance Code

Since the 2003 financial year, PALFINGER complied with the regulations of the Austrian Corporate Governance Code (www.corporate-governance.at) and complies with nearly all the clauses provided by the code.

The evaluation result produced by an external auditor confirms that corporate governance is genuinely put into practice at PALFINGER. The way that the management and supervisory boards work together is considered exemplary and serves to promote both the transparency of the company and the controlling function. Since 2004, the evaluation is conducted once a year in the form of a questionnaire published by the Austrian Working Group for Corporate Governance. The audited report is published on PALFINGER's homepage at www.palfinger.com, as a consequence making it available to all interested parties.

As a result, PALFINGER is one of the few companies in Austria that evaluates its obligation to adhere to the Corporate Governance Code. The company itself played a significant part in producing the Austrian Corporate Governance Code and will continue to collaborate in the further development of corporate governance.

PALFINGER satisfies the binding L-rules (Legal Requirement) and adheres to all C-rules (Comply or Explain) of the Austrian Corporate Governance Code in the revised version of 2006 with the following limitations:

Rule No. 51 (Remuneration Scheme for Members of the Supervisory Board)
It is not possible to establish a remuneration scheme since the Annual General Meeting and the company's statutes have not envisaged fixed remuneration for members of the Supervisory Board.

Rule No. 53 (Independent Members of the Supervisory Board)
PALFINGER does not satisfy Rule No. 53 in its entirety. The criteria for independence have not been established. Personal and qualification profiles for members of the Supervisory Board (please refer to the CVs on the homepage), circumstances that possibly limit their independence, all business relationships between PALFINGER and members of the Supervisory Board, and companies to which they have a close relationship, are published on PALFINGER's homepage under investor relations and corporate governance. Using this information, any shareholder, as well as the public at large, can gain an insight into the qualifications of the members of the Supervisory Board, and assess their suitability for their functions. Besides the Palfinger family, no member of the Supervisory Board has either a direct or an indirect shareholding exceeding 1 percent in PALFINGER.

Work carried out by members of the Supervisory Board has made a significant contribution to PALFINGER's successes in recent years. In this respect, the selection of individual members of the Supervisory Board according to their technical and personal characteristics, as well as their knowledge of the company and of the entire sector, was of the greatest importance. Above and beyond this, the previously mentioned consulting services rendered for PALFINGER outside the scope of the Supervisory Board have contributed to PALFINGER's impressive development.

Rule No. 39 (Supervisory Board Committees)
Rule No. 39 is satisfied in principle. The sole exception to this, as presented in Rule No. 53, is the third paragraph ("sufficient number of independent members in the committees").

Sustainable Development at PALFINGER

Corporate responsibility extends far beyond commercial requirements

In order to safeguard our success in both the medium and long terms, it is necessary for us to identify "stakeholder" claims, and reflect these in the decisions we make. For PALFINGER, sustainable development should mean not only sustained success, but at the same time also bring about tangible benefits for both people and the natural environment.

With the compilation of the 2005 sustainability report, the ecological and social status quo was assessed extensively for the first time. The report came third in the Austrian Sustainability Reporting Awards (ASRA). Besides this, PALFINGER's share was included in the Austrian "VÖNIX" sustainability index produced by the VBV pension fund. Based on the 2005 sustainability report, the management and supervisory boards came together in 2006 to produce a sustainability strategy. This defines relevant topics for future-oriented and ethical behaviour:

Social Responsibility

- As an international company, PALFINGER is in a position to make a positive contribution to the structure of globalisation. PALFINGER aims to provide positive impulses to structurally weak regions in which it is active.
  This comprises the payment of fair wages and taxes, a regional network of suppliers, a clear anticorruption policy, and regional donations.

People

- The aim is to structure working processes in such a way that they give rise to no health-related disbenefits for members of staff, and accidents are avoided. Active provision and support take regional requirements into account.
  A key pillar of health care is the PALfit programme.
- The qualification of employees is enhanced through further education and training with the aim of boosting PALFINGER's productivity.
- The intention is that male and female members of staff from different generations, as well as social minorities within regions, should enjoy equal opportunities, and that handicapped people should be integrated into PALFINGER's working processes. Above and beyond this, respect for different cultures must be a matter of course within a globally active company.

Future-oriented Products

- We aim to minimise the ecological footprint of products through weight reduction, recyclability, and the elimination of problematic substances.
- Safety of application, noise reduction, and long lifespans raise benefits for customers, safeguard their health and safety, and conserve resources.
- Many PALFINGER products such as passenger lists, and recycling and forestry cranes make a direct contribution to the sustainable development of the company.

Environmental Protection in Production

- Energy and materials efficiency as well as the avoidance of hazardous and problematic substances in production reduce the burden on the environment, protect health, and enhance economic efficiency.

Our sustainability strategy in the next few years will focus on defining the topics of "Regional development", "Further training and education", "Health and safety for employees", as well as "Application safety" and "Noise reduction for products". Corresponding principles, objectives, measures, and indicators are integrated into the Strategic Corporate Planning for 2007. Above and beyond this, sustainability contributes to the further development of PALFINGER's corporate culture.

The results of this process will be published in the next sustainability report in 2008.

INTERFORST 2006

EPSILON introduced a total of new eight crane models to the public at INTERFORST 2006 in Munich in mid-July. With the most extensive and innovative product range in the market, the company presented itself as a trendsetter in the forestry cranes sector. Besides products from the technologically mature EPSILON plus truck-mounted cranes generation, new cranes for forwarder and skidder vehicles that have allowed EPSILON to enter into the off-road business were also displayed.

Sales growth promoted through increasing presence at trade fairs

The customer reception of the EPSILON plus series was particularly favourable. The technically superior and service-friendly product is highly regarded particularly in the forestry industry.

Following a marked increase of over 30 percent in sales figures in 2006, we intend to continue EPSILON's growth path in 2007. The practical experience gained with the off-road models will be integrated into the further development of the truck-mounted cranes series.

IAA International Motor Show Commercial Vehicles 2006

PALFINGER was represented with innovative lifting, loading, and handling applications at the IAA International Motor Show Commercial Vehicles Showed 2006 in September in Hanover and, among other things, presented its "Innovative Lifting Technology" using selected solutions as examples, and showed models from the Performance cranes series.

In Hanover, PALFINGER also presented the PALIFT T 20 hookloader in combination with the EPSILON E 140 Z, the KOBRA skiploader, the new PALGATE tail lifts PTG 1500 S and PBS 1510, CRAYLER portable forklift technology, EPSILON forestry and recycling cranes as well as two BISON aerial work platforms.

PALFINGER Dealer Award

Every second year, PALFINGER distinguishes with the PALFINGER Dealer Award the most technically demanding and most innovative project implementation within its global network of over 200 general agencies. The prize is awarded to the winner at the International Dealer Conference held in every year that has an even number.

The jury selected the Swiss company Walser GmbH as the winner in 2006. In response to a mandate from the "ARGE Katzenbergtunnel" – a 9.4 km long railway tunnel on the Basle-Karlsruhe line – the company developed a special vehicle from a 6-axle heavy lifting semi-trailer with two PK 72002 type PALFINGER cranes mounted on it. The two cranes, which can be individually radio remote controlled, can be disassembled easily, allowing the semi-trailer to be used for other transportation operations, mainly for heavy transport from and to the construction site.

"Corporate Workwear" in PALFINGER Sites

PALFINGER standardised corporate workwear was introduced at all Austrian locations as well as at international sales partners. This not only raises working safety but also makes a visible contribution to corporate identity.

New Look for the "Palfinger World" Customer Magazine

PALFINGER's customer magazine has been appearing twice a year since 2006. It comprises a main international section and area-specific supplements for Europe, North America, South America, and Asia, and is available on the PALFINGER Extranet www.extranet.palfinger.com as well as from our dealers.

Sponsoring

UCI Road World Championships in Salzburg

PALFINGER invited customers and "opinion leaders" to the UCI cycling world championship in Salzburg. The event enjoys over 330,000 visitors. A contingent of VIP tickets was also distributed via lottery among members of staff. The PALFINGER stand in the "Sponsor Village" on the Mirabellplatz was open to members of the public. Over 1,000 visitors took the opportunity to test their fitness on ergometers, and some broke into a sweat measuring themselves in competition with PALFINGER advertiser Georg Totschnig.

"Truck Race"

PALFINGER "Truck Racer" Jochen Hahn (Mercedes) came third in the 2006 European championship FIA "Truck Race".

Social Sponsorship

3. Sports Car Excursion in Aid of the Salzburg Children's Cancer Fund

With a contribution of EUR 20,000, PALFINGER was the primary sponsor of the third sports car excursion held in mid-July in aid of the Salzburg Children's Cancer Fund. Hubert Palfinger Junior also donated EUR 1,000 during the auctioning of a Ferrari racing jacket.

AMREF Marathon 2006

In May, PALFINGER supported the largest running event in the Salzburg region, held in aid of the African Medical and Research Foundation (AMREF). Since the foundation of AMREF in Austria in 1992, PALFINGER has been supporting its work and has so far contributed to the implementation of health projects in South Africa, Uganda, Kenya, and the Sudan.


BISON PALFINGER
TKA 28



A turnaround is detectable in the
HYDRAULIC SYSTEMS and SERVICES segment.

Performance by Regions

2006 Primary segmentation	Revenue EUR '000	Revenue in %	EBIT EUR '000	EBIT in %
EUROPE and REST of the WORLD	511,904	87.5%	73,732	95.7%
NORTH and SOUTH AMERICA	73,301	12.5%	3,294	4.3%

EUROPE and REST of the WORLD

The EUROPE and the REST of the WORLD segment continues to provide a solid basis for PALFINGER's profitable growth. The preparation for the transfer from the EURO 3 to the EURO 4 truck standard in the fourth quarter of 2006, and the introduction of the digital tachometer in Europe were, together with the overall economic development, the driving factors in industries relevant for PALFINGER. Expectations held at the start of the year for market growth were exceeded primarily in Germany, Scandinavia, and Eastern Europe.

Segmental revenue grew by 12.3 percent compared with the same period of the previous year, from EUR 455.7 million to EUR 511.9 million. The excellent performance in the cranes area as well as capacity utilisation in the production and assembly facilities allowed EBIT to rise significantly by 14.3 percent to EUR 73.7 million. However, it was limited to a margin of 14.4 percent through higher materials costs, as well as investments in process safety, flexibility, and diversification.

Share in Group income	in % of Group	2006 EUR '000	2005 EUR '000
External sales	87.5%	511,904	455,698
Depreciation and amortisation	86.4%	13,043	10,533
Operating profits (EBIT)	95.7%	73,732	64,531
Liabilities	69.9%	116,994	116,794
Total assets	84.9%	347,645	304,348
Investment in property, plant, and equipment, and intangible assets	88.2%	19,885	13,338
EBIT margin		**14.4%**	**14.1%**

EUR '000	Q1 2006	Q2 2006	Q3 2006	Q4 2006
Revenue	125,493	129,849	125,960	130,602
EBIT	17,269	21,003	19,620	15,840
EBIT margin	13.7%	16.1%	15.5%	12.1%

Revenue growth in Europe was concentrated mainly in Great Britain, Germany, France, Sweden, and Eastern Europe. Eastern European growth was concentrated mainly in Russia. The focussed management of dealers was reflected in new orders received, revenues, and earnings, as well as in reduced processing periods for receivables. The "Sales 2010" project, in combination with the dealers, is intended to further raise customer benefit and PALFINGER's competitiveness.

CRANES and EPSILON products were the basis of our company's success in European countries. The attractive market developments in the cranes area led to capacity expansions also at our main competitors HIAB and Fassi, and have brought a halt to the developing process of concentration for the time being. PALFINGER benefited from its dealer and service network, the excellent performance – the product lifecycle cost / benefit relation for customers – as well as from its image.

The raw materials situation and the effects of economic growth on suppliers' capacities represented significant challenges. In the hydraulic systems area, process adaptations related to the optimisation programmes led to additional limitations primarily at PALIFT and BISON in terms of ability to deliver and process stability, which meant that the positive development of the market in 2006 could be exploited only partially. By way of contrast, Ratcliff Palfinger was required to adapt its capacities in Great Britain to a shrunken market. CRAYLER achieved a breakthrough in 2006 above all in Germany. Given market growth of 10 percent, it more than doubled its revenue and raised its market share to 30 percent.

Business development / Revenue


2006
2005
2004
511,904
455,698
352,037
EUR '000
0
100,000
200,000
300,000
400,000
500,000
600,000

Business development / EBIT


2006
2005
2004
73,732
64,531
38,737
EUR '000
0
20,000
40,000
60,000
80,000

NORTH AND SOUTH AMERICA

In the NORTH and SOUTH AMERICA segment, revenue increased by 13.9 percent, from EUR 64.4 million to EUR 73.3 million; EBIT reached EUR 3.3 million, following EUR 0.6 million in the previous year. The main positive factors were the strengthening of the Brazilian Real by 12 percent, when measured in terms of year-average rates, and the sales successes registered by the North American crane business. Although restructuring costs in South America as well as market launch costs at CRAYLER in North America had a negative impact on earnings, the processing of the high level of new orders at the start of the year brought about the overall favourable result.

The development of business in North America was determined by the successful market penetration in Mexico, the new dealer structure, market growth in the USA, as well as the strengthening of dealer and key account management. After the upswing in the first half of the year – brought about by, among other things, the forthcoming transfer to the US 07 standard (truck emission norms) – the inflow of new orders slowed in the second half the year when compared with the development of the truck industry in the same period. These effects were countered during the year by the newly accessed market potential deriving from the multiple application possibilities in the cranes business.

An increase of over 30 percent in assembly rates in the reporting year allowed over half of North American cranes to be assembled locally for the first time. The decision to further expand assembly is a key step towards raising flexibility and reducing supply times. In 2006, North America was developed into a complete Service Area.

Share in Group income	in % of Group	2006 EUR '000	2005 EUR '000
External sales	12.5%	73,301	64,350
Depreciation and amortisation	13.6%	2,057	1,855
Operating profits (EBIT)	4.3%	3,294	611
Liabilities	30.1%	50,408	33,798
Total assets	15.1%	61,721	44,243
Investment in property. plant. and equipment. and intangible assets	11.8%	2,664	2,502
EBIT margin		**4.4%**	**0.9%**

EUR '000	Q1 2006	Q2 2006	Q3 2006	Q4 2006
Revenue	14,615	19,047	22,210	17,429
EBIT	199	544	635	1,916
EBIT margin	1.3%	2.8%	2.8%	10.9%

The PALFINGER University brought about the success we had been seeking in terms of dealer qualification. The relocation of CRAYLER assembly and the creation of related value-creation units including local construction correspond to the particularities of this market.

The market acceptance of the PALFINGER cranes series was expanded in South America, and the stabilisation and optimisation programme was the focus of further development. After bearing the costs related to this programme in 2006, we are now anticipating positive effects to emerge. Along with the strategic market-orientation, the organisational pillars comprise the application of RAP principles as part of value creation in Caxias do Sul / Brazil since the fourth quarter, as well as the expansion of São Paulo / Brazil to become the central sales and services location. The transfer to PALFINGER cranes models in the product range is almost complete. In the telescope cranes area, the stronger entrance of Chinese competitors into the market was countered with the co-operation with Sennebogen / Germany, and the delivery of the first cranes arising from this.

Business development / Revenue



2006
73,301
2005
64,350
2004
51,702
EUR '000
0
20,000
40,000
60,000
80,000

Business development / EBIT



2006
3,294
2005
611
2004
2,960
EUR '000
0
1,000
2,000
3,000
4,000

2006 Secondary segmentation	Revenue EUR '000	Revenue in %	EBIT EUR '000	EBIT in %
CRANES	413,180	70.6%	84,384	109.5%
HYDRAULIC SYSTEMS and SERVICES	172,025	29.4%	(7,358)	(9.5%)

CRANES

Knuckle-boom cranes benefited in 2006 from the continuation of strong demand for higher performance classes and higher quality fittings. The digital tachometer as well as the conversion to new, stricter truck emission norms had an additional enlivening effect on the market. An increase in the level of new orders from outside Europe is the result of the strategy of internationalisation. The market for cranes is a beneficiary from the process of globalisation. It gains from the greater availability of funding for the construction and transport sectors. In order to both meet the good current as well as expected future level of orders with acceptable supply times and at the same time satisfy the highest level of quality requirements, an investment programme was approved in the second half of the year with a volume exceeding EUR 60.0 million. It is intended to accompany the ongoing expansion of production capacities. Targeted investments are supporting short-term capacity balancing and the long-term optimisation of value creation.

Share in Group income	in % of Group	2006 EUR '000	2005 EUR '000
External sales	70.6%	413,180	368,033
Operating profits (EBIT)	109.6%	84,384	72,123
Total assets	59.5%	243,473	203,788
Investment in property, plant, and equipment, and intangible assets	75.3%	16,972	11,929
EBIT margin		20.4%	19.5%

EUR '000	Q1 2006	Q2 2006	Q3 2006	Q4 2006
Revenue	96,923	105,198	106,780	104,279
EBIT	18,402	23,563	20,983	21,436
EBIT margin	18.9%	22.3%	19.6%	20.5%

Securing supplies of materials continues to provide the basis for capacity expansion. We are expanding our base of suppliers since their production volumes have yet to be adapted to this positive market trend. We hope to thereby reduce the risk of procurement bottlenecks. The development of the raw materials sector – particularly the poor availability of high tensile steels, makes the procurement of materials more difficult, and leads to productivity losses along the value-creation chain. We strengthened the interaction of individual value-creation steps, and implemented cross-division initiatives to ensure that we can meet higher quality requirements in the future.

We impressively presented our innovative strength at, among other things, the IAA held in September in Hanover, under the motto "Innovations for greater economic efficiency and safety". The latest creative solutions include the ISC and the DPS to raise the efficiency of cranes with additional knuckle-booms. In 2006, together with the supplier PC Produzioni, a promising solution was designed for the further development of cranes up to 4 metre-tonnes.

EPSILON experienced a particularly pleasing development in sales in Germany, Great Britain, Austria, Spain, and France. The macroeconomic environment for the timber and recycling sectors is favourable. The cultivation of round timber has experienced continuous growth in the last few years. EPSILON entered a new class of timber loading with the market launch of the new off-road generation. Following intensive field studies, we anticipate the continuation of the market success of the existing product line in 2007. Following the completion of the new assembly facilities at the location in Elsbethen / Austria, the entire assembly function is being concentrated there, allowing the value-creation process to be optimised. We expect a renewed reduction in supply times to result from the capacity expansion programme for EPSILON products during the course of 2007. Co-operation between PALFINGER's procurement departments is being strengthened in order to reduce the negative impacts arising from limited materials availability.

Revenue rose by 12.3 percent to EUR 413.2 million. EBIT growth outstripped revenue growth.

Business development / Revenue


2006
2005
2004
413,180
368,033
291,906
EUR '000
0
100,000
200,000
300,000
400,000
500,000

Business development / EBIT


2006
2005
2004
84,384
72,123
44,044
EUR '000
0
20,000
40,000
60,000
80,000
100,000

HYDRAULIC SYSTEMS and SERVICES

In the HYDRAULIC SYSTEMS and SERVICES segment, revenue grew by 13.2 percent to EUR 172.0 million. At EUR -7.4 million, the negative result has increased compared with the previous year. Project and restructuring costs mean that the result continues to be volatile on a quarterly basis.

The implementation of targeted measures at the PALIFT Division allowed it to stabilise its output from the fourth quarter on, creating the basis for higher output figures as well as for customer-specific production. Together with the local French management, processes were restructured at Guima Palfinger. This created a basis for significant improvement in earnings compared with previous years. However, due the modifications required in the process chain, we were unable during the year to fully exploit the attractive market conditions and PALFINGER's position in the French market.
The stabilisation and reorientation of the value-creation steps according to the WCM philosophy that has now been completed leads us to expect that we can benefit from the favourable market prospects in 2007. This development will be supported by additional efforts in the improvement of painting, construction, and control engineering. We continue to push ahead with the creation of the assembly facilities in China. In the fourth quarter, the first hookloader left the assembly plant in Shenzhen / China.

Share in Group income	in % of Group	2006 EUR '000	2005 EUR '000
External sales	29.4%	172,025	152,015
Operating profits (EBIT)	(9.6%)	(7,358)	(6,981)
Total assets	40.5%	165,893	144,803
Investment in property, plant, and equipment, and intangible assets	24.7%	5,577	3,911
EBIT margin		**(4.2%)**	**(4.5%)**

EUR '000	Q1 2006	Q2 2006	Q3 2006	Q4 2006
Revenue	43,185	43,698	41,390	43,752
EBIT	(934)	(2,016)	(728)	(3,680)
EBIT margin	(2.1%)	(4.6%)	(1.7%)	(8.4%)

For TAIL LIFT products, the main areas of emphasis are the integration of RATCLIFF, the concentration of development expertise in Great Britain, as well as the relocation of continental European tail lift assembly to Lengau / Austria. The experienced management of Ratcliff Palfinger Ltd. countered the ongoing difficult market conditions in Great Britain with measures designed to stabilise profitability. Restructuring expenses burdened the 2006 results.

After a predominance at RAILWAY in the first half of the year of small projects with short contract periods, railway companies were increasingly prepared to take decisions and make investments in the second half of the year. This allows us to plan more exactly and secures the basic utilisation of capacities until 2007. This positive market development is regarded as a turnaround in trend following the successfully implemented restructuring processes at railway companies in the last few years.

In the CRAYLER product area, units sold in Europe, particularly in the primary German market, developed favourably compared with the previous year. In North America, the first successes were achieved in the "key account" business. However, entry into this area was connected with price concessions. To mitigate the effects of these concessions, we developed and implemented strategies to optimise the entire value-creation chain, with a focus on North America and Europe. Among other things, this included assembly of the North American CRAYLER entirely on a local basis from the start of 2007.

Activity in the BISON business area was characterised by the continued and successive identification and exploitation of rationalisation potential, the emphasis placed on development activities, and the integration of processes at PALFINGER. Our competitors responded with aggressive pricing strategies to PALFINGER's stronger market entry in the area of aerial work platforms. In September, a further key step towards BISON's successful future was made with the decision to rebuild the paint shop and expand the shopfloor facilities.

Higher revenues from replacement parts reflect the positive sales development and expand the service range of PALFINGER's SERVICES area. Being a "service champion" in the sector means convincing through technology, know-how, and speed, thereby providing the global network of service centres with the instruments they require to provide optimal customer services. The global go-live of a further e-claim development step accords with our strategy of internationalisation. We took into account suggestions that were made to improve the predecessor version. The orientation of the training organisation to products, rather than the previous geographic orientation, is designed to meet higher technical requirements. We continued to push ahead with the support of the service organisation on a local basis and through the expansion of remote diagnostics instruments. In 2006, we completed the development of North America into a fully independent area.

Business development / Revenue


2006
2005
2004
172,025
152,015
111,833
EUR '000
0
50,000
100,000
150,000
200,000

Business development / EBIT


2006
2005
2004
(7,358)
(6,981)
(2,346)
EUR '000
(8,000)
(6,000)
(4,000)
(2,000)
0

Outlook

Against the backdrop of continued stable and attractive markets, our focus for 2007 is on securing of our technology and innovation leadership on a sustainable basis, in coordination with the shorter supply times arising from capacity expansion. Our greatest challenge is to maintain the balance between quality, costs, and on-time delivery performance, thereby benefiting our customers. This is why we will continue in the current year to focus on the successful development of our employees, as well as processes and structures. We are aiming for an optimal equilibrium between international value-creation capacities through the integration of all areas.
We expect that the measures introduced in 2006 and the related turnaround in the HYDRAULIC SYSTEMS and SERVICES segment will result in 2007 in a sustained recovery in their profitability.

From our current perspective, we anticipate that PALFINGER's 2007 financial year results will form a seamless continuation with those of previous years.

We continued to grow earnings
from a high level.


growing
faster than

Consolidated Financial Statements as of 31 December 2006

General

PALFINGER AG, whose corporate headquarters are located at Franz-Wolfram-Scherer-Straße 24, 5101 Bergheim / Salzburg, Austria, is a stock exchange listed company whose main activity comprises the production of innovative lifting, loading, and handling solutions along the interfaces of the transport chain.

The consolidated financial statements have been prepared in line with the reporting date of the parent company. The business year corresponds to the calendar year (1 January 2006 to 31 December 2006). The Group implements uniform accounting and valuation methods. In the instance that associated or included companies prepare financial statements according to reporting dates that differ from those of the parent company, interim reports are prepared that harmonise with the Group accounting reporting date.

Both the balance sheet and the income statement summarise items in order to give the reader a clearer overview. The items are then examined and explained in detail in the annex and according to the principle of materiality.

This intention, as well as the desire to make it easier to draw comparisons, has prompted the Group to draw up its consolidated financial statements in thousands of euros. Minimal arithmetical differences may arise from the application of commercial rounding to individual items and percentages.

The income statement has been prepared according to the cost of production method.

International Financial Reporting Standards (IFRS)

Reporting on the Basis of International Financial Reporting Standards (IFRS)

PALFINGER AG is the ultimate parent company preparing consolidated financial statements. The consolidated financial statements include both the parent company's financial statements and the financial statements of companies controlled by the parent company (subsidiaries).

The consolidated financial statements of PALFINGER AG, Bergheim / Salzburg, as of 31 December 2006 have been prepared on the basis of the current binding version of the International Financial Reporting Standards (IFRS) as well as the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) as they apply within the EU.

The application of standards or interpretations for the first time in the 2006 financial year has no significant effects on either the reporting period or earlier periods.

The following standards or interpretations have been published already but are not yet binding for the 2006 financial year:

New Standards / IFRIC	Effective
IFRS 6 Exploration and Evaluation of Mineral Resources	1 Jan 2006
IFRS 7 Financial Instruments: Disclosures	1 Jan 2007
IFRIC 5 Rights to Interests Arising from Decommissioning, Restoration and Environmental Funds	1 Jan 2006
IFRIC 6 Liabilities Arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment	1 Jan 2006
IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies	1 Mar 2006
IFRIC 8 Scope of IFRS 2: Share-based Payment	1 May 2006
IFRIC 9 Reassessment of Embedded Derivatives in accordance with IAS 39	1 May 2006

Amended Standards / IFRIC	
IFRS 1 First-time Adoption of IFRS (Amendments to IFRS 6 Exploration and Evaluation of Mineral Resources)	1 Jan 2006
IFRS 4 Insurance Contracts (Amendment to IFRS 4 for financial guarantee contracts)	1 Jan 2006
IAS 1 Presentation of Financial Statements (Amendments re Capital Disclosures)	1 Jan 2007
IAS 19 Employee Benefits (Modifications to the option for the treatment of actuarial gains/losses; Regulations regarding the distribution of pension obligations for pension plans entailing several employers)	1 Jan 2006
IAS 21 The Effects of Changes in Foreign Exchange Rates (Amendment relating to net investment in a foreign operation)	1 Jan 2006
IAS 31 Financial Instruments: Disclosures and Presentation (Disclosure regulations replaced by IFRS 7; the title of IAS 32 was changed to "Financial Instruments: Presentation")	1 Jan 2007
IAS 39 Financial Instruments: Recognition and Measurement (Amendment concerning the formation of Financial Guarantee Contracts; Cash flow Hedge Accounting for expected intra-group transactions; Option concerning valuation at fair value)	1 Jan 2006

PALFINGER does not anticipate significant effects for its assets, finances, and earnings to arise from the future first-time application of the above-mentioned standards or interpretations.

These financial statements conform to Austrian accounting standards and accord with § 245a of the Austrian Commercial Code, which means that the legal requirements for exemption from the obligation to prepare consolidated financial statements according to Austrian law have been satisfied.


We've grown big and strong.

EUR '000	Explanation	31 Dec 2006	31 Dec 2005
ASSETS			
Non-current assets			
Property, plant, and equipment	1	98,130	90,052
Intangible assets	2	31,420	33,131
Shareholdings	3	8,054	7,921
Other non-current assets	4	16,985	16,468
		154,589	**147,572**
Current assets			
Inventories	5	114,249	99,578
Receivables and other current assets	6	109,992	99,887
Cash and cash equivalents	7	30,536	1,554
		254,777	**201,019**
Total assets		**409,366**	**348,591**
LIABILITIES			
Capital and reserves			
Issued capital	8	18,568	18,568
Capital reserves	9	53,757	53,757
Retained earnings	10	114,431	78,505
Valuation reserves for financial instruments		776	(1,955)
Foreign currency translation reserve		(6,053)	(4,496)
Consolidated net profit for the year		56,603	48,143
Minority interests	11	3,882	5,477
		241,964	**197,999**
Non-current liabilities			
Non-current financial liabilities	12	31,566	14,720
Non-current provisions	13	15,685	14,928
Other non-current liabilities	14	4,174	4,837
		51,425	**34,485**
Current liabilities			
Current financial liabilities	15	15,241	24,649
Current provisions	16	32,532	33,121
Other current liabilities	17	68,204	58,337
		115,977	**116,107**
Total equity and liabilities		**409,366**	**348,591**

Consolidated income statement

EUR '000	Explanation	1 - 12 2006	1 - 12 2005
Revenue	18	**585,205**	**520,048**
Changes in inventory and own work capitalised	19	15,158	5,728
Other operating income	20	12,643	10,269
Materials and services	21	(316,363)	(284,431)
Staff costs	22	(122,887)	(106,351)
Depreciation and amortisation expense	23	(15,100)	(12,388)
Other operating expenses	24	(81,630)	(67,733)
Operating profit (EBIT)	25	**77,026**	**65,142**
Income from shareholdings	26	2,106	2,090
Interest and other financial expenses	27	(3,549)	(3,306)
Net financial result		**(1,443)**	**(1,216)**
Profit before tax	28	**75,583**	**63,926**
Income tax expense	29	**(15,903)**	**(13,431)**
Profit after tax		**59,679**	**50,495**
Minority interests	30	**(3,076)**	**(2,352)**
Consolidated net profit for the year		**56,603**	**48,143**

EUR '000		
Earnings per share (in euros)	6.41	5.48
Dividend per share (in euros)	2.20 [1]	1.80

1) Proposal of the Management Board to the Supervisory Board for presentation to, and approval by, the Annual General Meeting

EUR '000	1 - 12 2006	1 - 12 2005
Profit before tax	**75,583**	**63,926**
+ Depreciation / - revaluation of non-current assets	15,100	10,300
- Gain / + loss on disposal of non-current assets	(57)	0
- Increase / + decrease of current inventories and receivables	(23,702)	(12,606)
+ Increase / - decrease in provisions	2,119	4,130
+ Increase / - decrease of trade and other payables	9,867	(4,697)
- Income taxes paid	(19,431)	(18,342)
Cash flows from operating activities	**59,479**	**42,711**
+ Proceeds from sale of property, plant, and equipment, and intangible assets	801	1,629
- Cash outflows for additions to property, plant, and equipment, and intangible assets	(22,549)	(17,944)
+ / - Cash inflows/outflows from changes in investment in subsidiaries	(70)	(17,711)
- Increase/+ decrease in non-current inventories and receivables	2,899	(1,828)
Cash flows from investing activities	**(18,919)**	**(35,854)**
- Dividends paid for the previous year	(18,662)	(9,690)
+ Increase / - decrease in non-current financial liabilities	16,184	(1,455)
+ Increase / - decrease of current financial liabilities	(9,440)	78
+ / - Other changes in equity	340	(2,441)
Cash flows from financing activities	**(11,578)**	**(13,508)**
Total cash flows	**28,982**	**(6,651)**
Changes in funds		
Cash and cash equivalents at beginning of year	1,554	8,205
Cash and cash equivalents at end of year	30,536	1,554
	28,982	**(6,651)**
Free cash flow	**43,734**	**9,427**

Statement of changes in equity

EUR '000	Issued capital	Capital reserves
At 31 Dec 2004	**18,568**	**53,757**
Dividends 2004	0	0
Profit carried forward from 2004	0	0
Reserve for own shares	0	0
Stock options as per IFRS	0	0
Profit after tax as of 31 Dec 2005	0	0
Earnings-neutral changes in financial instruments	0	0
IFRS 19 Social capital reserve	0	0
Other changes	0	0
At 31 Dec 2005	**18,568**	**53,757**
At 31 Dec 2005	**18,568**	**53,757**
Dividends 2005	0	0
Profit carried forward from 2005	0	0
Stock options as per IFRS	0	0
Profit after tax as of 31 Dec 2006	0	0
Earnings-neutral changes in financial instruments	0	0
IFRS 19 Social capital reserve	0	0
Other changes	0	0
At 31 Dec 2006	**18,568**	**53,757**

Retained earnings	Valuation reserves for financial instruments acc. to IAS 39	Foreign currency translation reserve	Consolidated net profit for the year	Minority interests	Total
62,118	**1,298**	**(6,208)**	**27,391**	**3,036**	**159,960**
0	0	0	(9,689)	0	(9,689)
17,702	0	0	(17,702)	0	0
56	0	0	0	0	56
110	0	0	0	0	110
0	0	0	48,143	2,351	50,494
0	(3,253)	0	0	0	(3,253)
(985)	0	0	0	0	(985)
(497)	0	1,713	0	90	1,306
78,504	**(1,955)**	**(4,495)**	**48,143**	**5,477**	**197,999**
78,504	**(1,955)**	**(4,495)**	**48,143**	**5,477**	**197,999**
0	0	0	(15,862)	(2,800)	(18,662)
32,281	0	0	(32,281)	0	0
102	0	0	0	0	102
0	0	0	56,603	3,076	59,679
0	2,731	0	0	0	2,731
203	0	0	0	0	203
3,341	0	(1,558)	0	(1,871)	(88)
114,431	**776**	**(6,053)**	**56,603**	**3,882**	**241,964**

Company, location	Parent company [1]	Curr. [2]	Interest	Equity	Profit for the period 31.12.2006
			%	EUR '000	EUR '000
a) Fully consolidated					
EPSILON Kran GmbH, Salzburg / Austria	PEU	EUR	65.00	9,914	8,775
Palfinger Industrieanlagen GmbH, Salzburg / Austria	PAG	EUR	95.00	1,911	120
Palfinger Service- und Beteiligungs-GmbH, Salzburg / Austria	PAG	EUR	100.00	35,708	(10,227)
Palfinger Europe GmbH, Salzburg / Austria	PSB	EUR	99.97	95,232	59,504
Palfinger GmbH, Ainring / Germany	PEU / PSB	EUR	100.00	10,275	4,857
Palfinger Inc., Ontario / Canada	PSB	CAD	100.00	6,689	2,093
Palfinger Gru Idrauliche S.r.l., Bozen / Italy	PEU	EUR	100.00	2,174	1,141
Palfinger Proizvodnja d.o.o., Marburg / Slovenia	PSB	SIT	100.00	12,877	1,460
Regio Cargo Transporttechnik Gmbh i.L., Zorneding-Pöring / Germany	PEU	EUR	100.00	(65)	(95)
Palfinger Produktionstechnik Bulgaria EOOD, Cherven Brjag / Bulgaria	PSB	BGN	100.00	30,033	(1,423)
S.A.S. Financière Palfinger, Caussade / France	PEU	EUR	100.00	(5,847)	(86)
S.A.S. Guima Palfinger, Caussade / France	PEU	EUR	100.00	5,052	(598)
S.A.S. Guima France, Caussade / France	GP	EUR	100.00	1,076	858
Palfinger USA Inc., Tiffin / USA	PSB	USD	100.00	4,664	492
Tiffin Loader Crane Comp., Tiffin / USA	PUSA	USD	100.00	1,235	128
Madal Palfinger S.A. , Caxias do Sul / Brazil	PSB	BRL	99.00	7,050	(1,685)
Bison Palfinger GmbH, Löbau / Germany	PEU	EUR	100.00	3,032	(1,914)
Ratcliff Palfinger Ltd., Welwyn Garden City / Great Britain	PEU	GBP	100.00	6,264	315
Palfinger Asia Pacific Pte. Ltd., Singapore / Singapore	PEU	SGD	100.00	46	(96)
Palfinger (Shenzhen) Ltd., Shenzhen / China	PAP	CNY	100.00	121	(20)
b) Included at equity					
STEPA Farmkran GmbH, Salzburg / Austria	PEU	EUR	45.00	1,908	1,798
Palfinger France S.A., Étoile sur Rhône / France	PEU	EUR	49.00	12,965	5,150
Palfinger S.A., Buenos Aires / Argentina	PEU	ARS	49.00	58	6
PiR metal d.o.o., Rijeka / Croatia	PSB	HRK	20.00	1,094	48
Palfinger Southern Africa (Pty) Ltd., Johannisburg / South Africa	PEU	ZAR	33.33	1,860	770

1) PAG = PALFINGER AG, Salzburg / Austria
PSB = Palfinger Service- und Beteiligungs-GmbH, Salzburg / Austria
PD = Palfinger GmbH, Ainring / Germany
PEU = Palfinger Europe GmbH, Salzburg / Austria
PUSA = Palfinger USA Inc., Tiffin / USA
PAP = Palfinger Asia Pacific Pte. Ltd., Singapore / Singapore
GP = S.A.S. Guima Palfinger, Caussade / France

2) Currency = Local currency

General

The consolidated financial statements of PALFINGER AG, Bergheim / Salzburg, as of 31 December 2006 have been prepared on the basis of the current binding version of the International Financial Reporting Standards (IFRS) as well as the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) as they apply within the EU.

The consolidated financial statements are prepared assuming that the company will continue as a going concern. The recognition and aggregation of individual items in the balance sheet, income statement, cash flow statement, and the statement of changes in equity are based on the principle of materiality.

These consolidated financial statements have been prepared on the historical cost basis, supplemented by the revaluation of buildings, of property held as financial investment, and of certain financial instruments.

The 2006 consolidated financial statements and the 2006 financial statements of the company's entities have been prepared in compliance with legal regulations; reports are available from PALFINGER AG on request.

Consolidation Principles

Scope of Consolidation

The financial statements of the parent company and the financial statements of companies controlled by PALFINGER AG as of 31 December of each year are included in the consolidated financial statements.

Control is deemed to be the power to govern the financial and operating policies of an enterprise in order to obtain economic benefit from its activities.

An associated company is an investment in which the Group has significant influence over financial and operating policy decisions but no control, or joint control, over the company.

Regardless of the size of an investment, all subsidiaries in which the company holds at least 20 percent of issued share capital have been consolidated at equity.

Shares of minority shareholders are reported at the proportion of market value of assets and liabilities attributable to the minority shareholders.

The results of subsidiaries sold or acquired during the year are included in the consolidated income statement effective from the date of acquisition or until the date of sale.

All significant intra-group receivables and payables, and unrealised profits and losses are eliminated in the scope of consolidation.

The financial statements of individual domestic and foreign companies in the Group have been compiled in the consolidated financial statements and are audited by certified public accountants at the balance sheet date.

The names of consolidated companies are disclosed in the accompanying list of shareholdings.

New Companies

As of 28 February 2006, the subsidiary Palfinger Asia Pacific Pte. Ltd. was founded in Singapore. The issued capital amounts to 4 Singapore dollars (SGD). Following a shareholder resolution on 4 December 2006, the shareholder injected a shareholder contribution of EUR 140,000, allowing the issued capital of Palfinger Asia Pacific Pte. Ltd. / Singapore to rise to SGD 283,000.

On 31 October 2006, Palfinger (Shenzhen) Ltd. was founded as a 100 percent subsidiary of Palfinger Asia Pacific Pte. Ltd. with a registered issued capital of EUR 700,000.

Both new companies were included in the consolidated financial statements as of 31 December 2006. This means that the scope of consolidation, including PALFINGER AG as the parent company, comprises 21 fully consolidated companies. There are five companies included at equity.

Companies Changing Legal Form

With the merger agreement of 7 February 2006, Palfinger Produktionstechnik GmbH as the transferor company was merged on 7 February 2006 with Palfinger Europe GmbH as the transferee company, and according to § 96 of the Limited Company Act (GmbHG) and the stipulations of Article I of the Transformation Tax Act (UmgrStG). To carry out the merger, Palfinger Europe GmbH granted the shareholders of Palfinger Produktionstechnik GmbH EUR 0.11 nominal of Palfinger Europe GmbH for each EUR 1.00 of nominal of their original capital contribution. For the purposes of the merger, the issued capital was raised by EUR 23,000 to EUR 231,000.

The merger of both companies has no effects on the consolidated financial statements.

Investments in Associated Companies

Earnings, assets, and liabilities of associated companies are included in the consolidated financial statements applying the at-equity method. Investments in associated companies are reported in the balance sheet at historical costs after adjustment for changes in the Group's share of net assets after acquisition and losses through write-downs. Losses exceeding the Group's interest in an associated company are not recognised.

If acquisition costs for an investment are higher than the fair values of the associated company's identifiable assets and liabilities, the difference is recognised as goodwill. If acquisition costs for investments are lower than the market value of identifiable net assets, the difference is credited to earnings in the acquisition period.

Method of Consolidation

Pursuant to IFRS 3, applied in combination with IAS 36 and IAS 38, all business combinations must be accounted for using the purchase method. Consolidation of capital at acquisition date is performed by offsetting the purchase price with the acquiree's net assets at fair value. The subsidiary's identifiable assets, liabilities, and contingent liabilities are measured at their fair values at the acquisition date, irrespective of the extent of any minority interest. Intangible items must be recognised as assets separately from goodwill if they are either separable from the company or arise from contractual or other legal rights. Any remaining asset-side differences are capitalised as goodwill. If negative differential amounts have arisen, measurement of the acquiree's identifiable assets, liabilities, and contingent liabilities, and the measurement of the cost of the combination, are reassessed and booked through the income statement.

When additional shares are acquired in companies in which a controlling influence already exists, the difference between acquisition costs and proportional equity is allocated to hidden reserves. Any remaining differential amount is allocated to goodwill.

According to IFRS 3 in combination with IAS 36, the straight-line amortisation of goodwill is discontinued as of 31 December 2004. Instead, goodwill must be tested for impairment at least annually or whenever there are indications of impairment. If the carrying value of a cash-generating unit that has been allocated goodwill exceeds the recoverable amount of the unit, the goodwill allocated to the cash-generating unit is first subject to an extraordinary write-off equivalent to the differential amount. Further allocation of the impairment loss is made pro rata to the other fixed assets.

For associated companies consolidated at equity, the same principles of equity consolidation apply as to fully consolidated companies. For companies included at equity, local valuation methods are retained if divergences are immaterial.

To the extent that they are material, all intra-group receivables and payables, income and expenses, including intermediate profits and losses, are eliminated.

Revaluations and write-downs applied in the financial year in the financial statements of Group entities to shares in Group companies are neutralised when included in the consolidated financial statements.

The initial consolidation of companies included for the first time was performed at the time of acquisition and when control over the company's net assets and business activities was obtained.

Currency Translation within the Group

The financial statements of foreign companies are translated in accordance with the functional currency concept. Assets and liabilities of companies not reporting in Euros are converting using the middle rate on the balance sheet date, and their expenses and revenues are converted using the average rate for the year. Differences arising from the currency conversion are recognised on an earnings-neutral basis in equity. In the event of the deconsolidation of a foreign company, these exchange differences are recognised in the income statement.

Exchange rate differences attributable to minority interests are allocated to minority interests in the consolidated balance sheet.

Exchange rate movements of the following currencies are particularly important with respect to the consolidated financial statements:

Exchange rate movements	Rate as of 31 Dec 2006	Rate as of 31 Dec 2005	Change in absolute terms	%
1 EURO equals				
USD	1.3198	1.1844	0.1354	11.43%
CAD	1.5387	1.3807	0.1580	11.44%
BRL	2.8184	2.7591	0.0593	2.15%
SIT	239.6400	239.6100	0.0300	0.01%
BGL	1.9595	1.9592	0.0003	0.02%
GBP	0.6738	0.6883	(0.0145)	(2.11%)

The effects of exchange rate movements on the calculation of the balance sheet positions of consolidated subsidiaries result in an earnings-neutral change in equity of about EUR -1,558,000. This figure is reported under the foreign currency translation reserve in the statement of changes in equity.

Use of Estimates

The preparation of the consolidated financial statements requires the use of estimates and assumptions, which may influence the stated value of assets, debts, and financial liabilities, as well as income and expenses of the business year. The actual value of such items may differ from estimates. The principle of "true and fair view" is fully applied in the use of all estimates.

Intangible Assets
Acquired intangible assets are capitalised at historical costs. Internally generated assets are capitalised at production costs as long as the preconditions set out in IAS 38 regarding the capitalisation of internally generated intangible assets have been satisfied.

Development costs are capitalised if the newly developed product or process is clearly separable, is technically realisable, and the product is intended for either the company's own use or for marketing. Research costs are recognised as expenses in the period in which they arise. No development expenses or internally generated intangible assets were capitalised in the 2006 financial year.

Intangible assets are subject to scheduled amortisation corresponding to their relevant useful life. With the exception of goodwill and intangible assets of indeterminable useful lives, amortisation is performed on straight-line basis over a timeframe of between two and ten years.

Customer relationships capitalised as part of corporate acquisitions are amortised on a scheduled basis using a useful life of between five and ten years.

Value impairments are recognised in the year in which the event giving rise to the value impairment occurs. If the reason for the value impairment ceases to exist, corresponding write-ups are performed until the level of historical cost is reached.

According to IFRS 3, goodwill is no longer subject to scheduled amortisation but is instead subject to an annual impairment test, as well as when there are indications that value impairment has occurred.

In order to perform value impairment tests, goodwill acquired as part of corporate mergers is allocated to cash-generating units. A significant standard in the definition of cash-generating units (CGU) is the assessment of their technical and commercial independence in the generation of income.

The assessment of the impairment test entails comparing the higher of either the net realisable value or the economic value with the book value. The economic value is calculated using future achievable cash flows as derived from the internal medium-term corporate planning. Cash flows are discounted using a pre-tax weighted average cost of capital (WACC) of 8.4 percent (2005: 8.3 percent). If the market value calculated in this way exceeds the book value, there is no requirement for a value impairment to be applied. If the market value is less than the book value, a write-down is performed to the market value that has been calculated.

To the extent that the calculated amount is less than the book value, an extraordinary write-down equivalent to the amount of this difference should be applied primarily to goodwill. Any write-down requirement exceeding this should be distributed among the remaining assets of the CGUs in proportion to their book value. If the reasons for the extraordinary write-downs no longer exist, corresponding write-ups are performed. According to IFRS 3, goodwill, once written off, cannot be recovered.

Property, Plant, and Equipment
Property, plant, and equipment are reported at historical or production costs, adjusted for scheduled straight-line depreciation. Besides direct costs, production costs also contain appropriate proportions of materials and production overhead costs. General and administrative expenses as well as the interest costs on borrowings are not capitalised.

Assets are depreciated as soon as they enter operation. Depreciation is performed on a straight-line basis over the prospective useful lives of the relevant assets.

If an asset enters operation in the first six months of the financial year, depreciation is performed for an entire financial year. Otherwise, the semi-annual amount is applied.

The anticipated economic or technical useful life is used to determine the prospective useful life of property, plant, and equipment.

To the extent that the nature of the related assets is not modified, and no additional future benefit arises, maintenance and repair work is booked as current expenditure in the year in which it occurs. Replacement investments and value-enhancing investments are capitalised and amortised over either the new or the existing useful life.

When assets are shut down or relinquished, the difference between the book value and the net disposal proceeds is booked through the income statement in either other operating income or other operating expenses.

When a decision has been approved to sell property, plant, and equipment, the performance of an impairment test is mandatory if the conditions set out in IFRS 5 are satisfied. If required, the asset is written down to the disposal value, minus any disposal costs that may still arise, and subject to no further depreciation until the time of sale.

Expected useful life	Years
Own buildings and investments in third-party buildings	8 - 50
Machinery and technical facilities	3 - 15
Office and operating equipment	3 - 10

Leasing and Equipment Rental
According to IAS 17, a leasing object is allocated to either the lessor or the lessee according to the criterion of the direction of transfer of ownership of all key risks and benefits associated with ownership.

Assets comprised in the leasing or rental agreements are capitalised at the inception of the lease based on the present value of the capitalised leasing or rental payments at that point, and depreciated over their useful life by the lessee. The capitalised value of assets corresponds to the present value of the leasing or rental payments outstanding at the balance sheet date.

Assets in the scope of operating leases are treated as the property of the lessor. The lessee reports the rental payments in equal instalments distributed over the duration of the lease.

Financial Investments
Associated companies are included in the consolidated financial statements at equity. They are initially reported at historical costs, and in subsequent periods using the carrying amount of proportional net assets. This entails making annual adjustments to the book values to reflect proportional shares of earnings, dividends distributed, and other changes to equity. A value impairment is performed if the realisable amount is less than the book value.

Along with other investments, investments in unconsolidated, affiliated companies that are not included using the at-equity method are allocated to the "held for disposal" category as per IAS 40. The valuation is performed at fair value, as long as this can be determined reliably. Unrealised gains and losses are booked on an earnings-neutral basis in equity. Where value impairments have occurred, write-downs are performed. When a disposal takes place, the unrealised gains or loss previously reported on an earnings-neutral basis in equity are recognised in the income statement.

Write-downs are performed through the income statement when a prospectively permanent value impairment has occurred.

Fixed interest securities and equities intended to serve the operating business on a permanent basis are reported at fair value. Changes in values are reported through the income statement.

To the extent that no value discounts are required, interest-bearing loans are reported at nominal values (amortised cost); non-interest-bearing loans and interest-bearing loans with low rates of interest are subject to corresponding discounting.

Inventories
Inventories are assets (finished goods) held for sale as part of the normal operating business, and that are still in the process of production (unfinished goods) or are consumed as part of the manufacturing of products or the rendering of services (materials and production supplies).

Inventories are valued at acquisition or production cost or the lower net disposal price on the accounting reporting date. The valuation of raw materials and production supplies is carried out in accordance with the floating average cost method. Write-downs are made where turnover is infrequent or inventories are not used.

Receivables
Trade and other current receivables are shown at nominal value, adjusted as appropriate for loss of value.

Foreign currency receivables are valued at the foreign currency bid rate (market value) on the balance sheet date.

Tax refunds are netted against tax liabilities where the tax authority is the same, and a billable claim exists.

Export credit insurance is in place for foreign trade and other current receivables.

Cash and Cash Equivalents
Current financial assets (cash in hand and cash at banks) are reported under cash and cash equivalents, and are shown at fair value.

Post-tax Shares of Earnings Reported Directly in Equity
This item includes certain earnings-neutral changes in equity and the deferred taxes applicable to these changes in equity. These include the exchange rate conversion difference as well as the effective changes in market value applicable to cash flow hedge transactions.

Liabilities
Liabilities are shown at the higher of either amortised cost or the amount repayable.

Foreign currency liabilities are valued at the foreign currency offer rate on the balance sheet date.

Provisions for Pensions, Severance Payments, and Anniversary Bonuses
Provisions for pensions and similar obligations, severance payments, and anniversary bonuses are valued using the projected unit credit method. This entails distributing anticipated benefits over the working lifespan of the employee until retirement. Anticipated future salary increases are taken into account. The provisions are based on an actuarial report produced by an actuary as of the accounting reporting date.

Other Provisions
Other provisions reflect all legal and factual obligations to third parties identifiable on the accounting reporting date and whose amount and/or time of occurrence are uncertain. Valuation is performed using the expected value or the amount associated with the highest level of probability of occurrence.

Other provisions are formed to reflect the level of uncertain liabilities, recognising the amount associated with the highest level of probability of occurrence.

Deferred taxes are calculated according to the liability method and using the tax rate expected to apply at the balance sheet date when deferral is reversed.

Recognition of Revenues and Expenses
Revenues arising from the provision of goods and services are realised when all major risks and opportunities arising from the delivered object have been transferred to the buyer. Operating expenses are recognised when the service is rendered or a delivery is received, or at the time such liability is incurred.

Currency Translation
Assets and liabilities in foreign currencies are translated into the Group's accounting currency at the balance sheet date, at the bid and offer rates respectively, or at the locked-in rate where applicable. Revaluation differences arising from foreign currency valuation are recognised in the income statement.

Accounting and Disclosure of Fair Value of Financial Instruments
The fair value of financial instruments is the amount at which a financial instrument could be exchanged in a current transaction between knowledgeable, willing, and mutually independent parties. The fair value is frequently identical to the market price, and is therefore calculated based on market information available at the balance sheet date. The values listed may diverge from values realised later due to various determinants.

In order to minimise the risk of fluctuations with respect to payments received in the future, expected foreign currency income in US dollars for 2007 is hedged in the PALFINGER Group by means of forward currency contracts. Hedge accounting principles as stipulated by IFRS 39 are applied to ensure compensation on an accrual basis for the effects of hedged transactions and hedging instruments in the income statement. The value of forward contracts arising from the valuation of forward contracts at balance sheet date 31 December 2006 after the deduction of deferred taxes is reported under "Valuation reserves for financial instruments" and is earnings-neutral. Reporting is performed on the asset side of the balance sheet under the item "Non-current financial assets". The item will be released through the income statement and in line with future proceeds generated in the 2007 financial year.

Stock Option Programme
In the 2003 financial year, PALFINGER AG implemented a stock option programme for members of the Management Board.

In 2003 and 2004, Management Board members Eduard Schreiner, Herbert Ortner und Wolfgang Pilz were each granted 12,000 stock options. In financial 2005, the Chairman of the Management Board, Wolfgang Anzengruber was granted 20,000 stock options approved by the General Meeting. Each stock option may be exercised in exchange for one ordinary share. The company has currently no other stock option plans in effect.

Stock options may be serviced from contingent capital approved by the General Meetings on 23 April 1999, 27 April 2001, and 19 April 2002 or from own shares.

The objective of the programme is to link remuneration directly to long-term operating performance. The aim is also that management should align its objectives with those of the shareholders of the company and share in the success of the company.

To be eligible to exercise stock options, the person entitled must have been in the uninterrupted employment of the Group or an investment associated with the PALFINGER Group not only at the time of exercise, but also for a period of at least three years preceding the time of exercise. Furthermore, exercise is conditional on the earnings before taxes (referred to below as ‚EBT') return on revenue, as measured by the consolidated financial statements at the Group, being at least 5 percent for each of the three annual accounting reporting dates preceding the date of exercise.

The maximum number of shares available for subscription is equivalent to the number of options issued. Where the consolidated EBT return on sales is less than 5 percent, an option may not be exercised, and there is no entitlement to subscription. Where the consolidated EBT return on sales is 5 percent, the person entitled enjoys the right to exercise 25 percent of his or her stock options at the relevant exercise date. If the EBT return exceeds 5 percent, the number of stock options the person entitled may exercise on the relevant exercise date rises in linear progression.

Herbert Ortner and Wolfgang Pilz were granted 12,000 stock options in 2004. They are first entitled to exercise a maximum of 6,000 options in 2006. Following an exercise notice dated 6 April 2006, Herbert Ortner and Wolfgang Pilz exercised their stock options in line with the stipulations of the stock option programme, each receiving 5,160 ordinary shares in June 2006 by way of transfer from PALFINGER AG's own shares at a subscription price of EUR 23.13 per share.

The second share repurchase programme was concluded on 29 April 2003 in line with the repurchase programme for own shares approved by the Extraordinary General Meeting on 29 October 2001, and the resolution of the Management Board and release by the Executive Committee of the Supervisory Board on 6 February 2003. As of 31 December 2006, the company's holdings of own shares amounted to 461,411 ordinary shares (2005: 471,731). The reduction of 10,320 ordinary shares is related to the exercise of stock options by board members Herbert Ortner and Wolfgang Pilz.

Stock option program	Number of shares
At 1 Jan 2006	**50,000**
Options granted in 2006	0
Options expired in 2006	1,680
Options exercised in 2006	10,320
Options lapsed in 2006	0
At 31 Dec 2006	**38,000**

Regarding share-based payment, the company has adjusted its accounting principles to settlement by equity ("equity-settled plans") pursuant to IFRS 2. The fair value of options is recognised in staff costs, and the offsetting entry is reported in equity. The fair value of share-based payment is determined at the grant date and expensed over the vesting period during which employees acquire unconditional entitlement to the options granted. An option-pricing model based on binomial methodology is used to estimate the fair value of options at grant date, taking into account the terms and conditions on which these equity instruments were granted. The expensed amount has been adjusted for the effect of anticipated staff turnover in order to reflect the number of options that are expected to be exercised.

Stock option program	Number of stock options	Exercise price in EUR	Exercise period*	Price of a Bermudan option** in EUR	Underlying volatility	Valuation date ("key date")	Price at valuation date in EUR
Mr Schreiner	6,000	15.27	2008	1.01	31.00%	16 Mar 2003	12.44
Mr Ortner	6,000	23.13	2009	7.08	28.00%	16 Apr 2004	27.70
Mr Pilz	6,000	23.13	2009	7.08	28.00%	16 Apr 2004	27.70
Mr Anzengruber	10,000	39.35	2007	9.72	27.80%	13 Apr 2005	46.01
Mr Anzengruber	10,000	39.35	2010	12.70	27.10%	13 Apr 2005	46.01

* Always within 12 weeks after ordinary general meeting
** Based on binomial options pricing model

ASSETS
Non-current Assets

(1) Property, Plant, and Equipment
The net amounts represent net book value minus accumulated depreciation.

EUR '000 Property, plant, and equipment	Land and buildings	Undeveloped land	Plant and machinery	Other plant, fixtures, fittings, and equipment	Prepayments and assets under construction	Total
Gross carrying amount						
At 31 Dec 2005	**76,880**	**1,375**	**56,919**	**24,660**	**3,826**	**163,660**
Investments	3,661	0	4,714	2,803	10,173	21,351
Exchange rate differences	(379)	(4)	(129)	(94)	(6)	(612)
Disposals	(2)	0	(2,157)	(4,582)	(239)	(6,979)
Transfers	455	39	3,269	(533)	(3,287)	(57)
At 31 Dec 2006	**80,615**	**1,410**	**62,616**	**22,254**	**10,467**	**177,363**
Cumulative depreciation						
At 31 Dec 2005	**23,502**	**0**	**33,686**	**16,420**	**0**	**73,608**
Depreciation 2006	4,106	0	5,219	2,615	0	11,940
Exchange rate differences	(108)	0	(70)	(74)	0	(251)
Disposals	0	0	(2,153)	(3,910)	0	(6,063)
Transfers	0	0	112	(112)	0	0
At 31 Dec 2006	**27,500**	**0**	**36,794**	**14,939**	**0**	**79,234**
Net carrying amounts at 31 Dec 2005	**53,378**	**1,375**	**23,233**	**8,240**	**3,826**	**90,052**
Net carrying amounts at 31 Dec 2006	**53,115**	**1,410**	**25,822**	**7,315**	**10,467**	**98,129**

The net value of property, plant, and equipment (EUR 98,129,000) rose by EUR 8,078,000 or 9 percent compared with 2005.

In the 2006 financial year, investment in property, plant, and equipment amounted to EUR 21,351,000 (2005: EUR 14,999,000). Additions concerned, in particular, rationalisation and expansion investments in the operating facilities located at Palfinger Produktionstechnik EOOD in Tenevo / Bulgaria, at Palfinger d.o.o. in Marburg / Slovenia, as well as at Lengau / Austria.

The item "Land and buildings" reflects the real estate values of developed properties amounting to EUR 8,299,000 (2005: EUR 8,212,000).

Additions to plant and machinery, and other plants, fixtures, fittings, and equipment totalled EUR 7,517,000 in 2006.

The operating building at the Kasern / Austria location was subject to an extraordinary write-down of EUR 1,960,000 in 2006. The write-down relates to the implementation of the location concept in Austria and the planned demolition of part of the building.

The market value of investment property held by the Group as of 31 December 2006 is based on a valuation by independent authorised experts not affiliated with the Group. Valuation in line with international valuation standards is based on market prices of similar property. The current market value of investment property held by the Group determined in the scope of an expert report was EUR 639,000 in the 2006 financial year (2005: EUR 664,000).

All investment property held by the Group is leased to third parties in the scope of rental agreements. The resultant rental income was EUR 4,000 (2005: EUR 4,000). The expense related to investment property was EUR 4,000 (2005: EUR 4,000).

The book value of leased property, plant, and equipment (finance leasing) amounted to EUR 5,156,000 (2005: EUR 5,303,000). Related leasing liabilities are shown under non-current liabilities - with the exception of leasing liabilities with maturities up to one year.

(2) Intangible Assets
In accordance with IFRS 3, capitalised goodwill is no longer amortised. Reported goodwill concerns goodwill in the CGU container handling systems.

In the 2005 financial year, PALFINGER made retrospective utilisation of the transfer regulation in accordance with IFRS 3.78. Retrospective application of IFRS 3 in the 2006 financial year reduced both operating profits and the post-tax result by EUR 431,000.

EUR '000

Intangible assets	Goodwill	Other intangible assets	Intangible assets acc. to IFRS 3	Prepayments	Total
Gross carrying amounts					
At 31 Dec 2005	**27,654**	**16,365**	**9,923**	**195**	**54,137**
Additions	0	188	767	243	1,198
Exchange rate differences	0	188	(23)	0	165
Disposals	0	0	(68)	(5)	(73)
Transfers	0	0	45	12	57
At 31 Dec 2006	**27,654**	**16,741**	**10,644**	**446**	**55,484**
Cumulative amortisation					
At 31 Dec 2005	**11,368**	**2,448**	**7,190**	**0**	**21,006**
Amortisation in 2006	0	1,884	1,277	0	3,160
Exchange rate differences	0	(24)	(13)	0	(37)
Disposals	0	0	(65)	0	(65)
Transfers	0	0	0	0	0
At 31 Dec 2006	**11,368**	**4,307**	**8,389**	**0**	**24,064**
Net carrying amounts at 31 Dec 2005	**16,286**	**13,917**	**2,733**	**195**	**33,131**
Net carrying amounts at 31 Dec 2006	**16,286**	**12,433**	**2,256**	**446**	**31,420**

The customer base of Ratcliff Palfinger Ltd., Welwyn Garden City / Great Britain is also reported under this item. Scheduled amortisation in line with IFRS 3 applied to the capitalised customer base amounts to EUR 1,256,000. Following an impairment test in the 2006 financial year, capitalised rights in CGU MOBILER were written down by EUR 188,000.

Investment in other intangible assets related to EUR 767,000 for concessions, patents, and licences as well as EUR 243,000 for prepayments.

The Group capitalised no internally generated intangible assets

(3) Investments

EUR '000

Investments	Associated companies at equity	Other shareholdings	Total
Gross carrying amounts			
At 31 Dec 2005	**7,937**	**0**	**7,937**
Write-ups	133	0	133
At 31 Dec 2006	**8,070**	**0**	**8,070**
Cumulative amortisation			
At 31 Dec 2005	**16**	**0**	**16**
Write-ups	0	0	0
At 31 Dec 2006	**16**	**0**	**16**
Net carrying amounts at 31 Dec 2005	**7,921**	**0**	**7,921**
Net carrying amounts at 31 Dec 2006	**8,054**	**0**	**8,054**

Write-ups applied to investments in associated companies, less dividends received, amount to EUR 133,000 (2005: EUR 1,030,000) and consist of the proportionate shares in the net profit of Palfinger France S.A. / France, STEPA Farmkran Gesellschaft m.b.H. / Austria, Palfinger Southern Africa (Pty) Ltd. / South Africa, and PiR metal d.o.o. / Croatia.

The names of companies consolidated at equity are stated in the accompanying list of investments.

(4) Other Non-current Assets
Securities held as non-current assets comprise shares in investment funds.

The loans concerned loans made to associated companies of EUR 95,000 (2005: EUR 298,000), loans to subsidiary entities of EUR 50,000 (2005: EUR 52,000), loans to employees of foreign companies of EUR 103,000 (2005: EUR 104,000), as well as loans to foreign business partners of EUR 200,000 (2005: EUR 974,000).

Other long-term assets containing, in particular, capitalised repurchase rights for life insurance policies of EUR 1,627,000 (2005: EUR 2,058,000) as well as non-current receivables of EUR 248,000 (2005 EUR 1,676,000).

Capitalised deferred tax assets amounted to 14,043,000 (2005: EUR 10,591,000). Of this amount, EUR 3,858,000 (2005: EUR 2,501,000) concerned deferred tax assets arising from tax loss carry forwards as well as EUR 629,000 of earnings-neutral capitalised taxes.

EUR '000

Other non-current assets	Securities	Loans	Other non-current assets	Deferred taxes	Total
Gross carrying amounts					
At 31 Dec 2005	**739**	**1,445**	**3,813**	**10,591**	**16,588**
Additions	0	24	0	3,452	3,476
Exchange rate differences	0	0	0	0	0
Disposals	0	(1,005)	(1,938)	0	(2,943)
At 31 Dec 2006	**739**	**464**	**1,875**	**14,043**	**17,121**
Cumulative amortisation					
At 31 Dec 2005	**103**	**17**	**0**	**0**	**120**
Amortisation for 2006	16	15	0	0	31
Exchange rate differences	0	0	0	0	0
Disposals	0	(15)	0	0	(15)
At 31 Dec 2006	**119**	**17**	**0**	**0**	**136**
Net carrying amounts at 31 Dec 2005	**636**	**1,428**	**3,813**	**10,591**	**16,468**
Net carrying amounts at 31 Dec 2006	**620**	**447**	**1,875**	**14,043**	**16,985**

EUR '000

Deferred taxes	31 Dec 2006	31 Dec 2005
Deferred tax assets		
Investments	6,193	3,641
Other non-current assets	376	94
Current assets	914	118
Non-current liabilities	3,485	3,929
Current liabilities	1,515	2,382
	12,483	**10,164**
Deferred tax liabilities		
Property, plant, and equipment	(2,348)	(2,705)
Current assets	(712)	(262)
Non-current liabilities	(130)	(225)
Current liabilities	(275)	0
	(3,465)	**(3,192)**
Total timing differences	**9,018**	**6,972**
Consolidation items	908	1,118
Tax loss carry forwards	3,858	2,501
Total	**13,784**	**10,591**
Balance sheet reconciliation		
Deferred tax assets	14,043	10,591
Deferred tax liabilities	259	0
	13,784	**10,591**

The following table presents deferred taxes according to country:

EUR '000

Deferred taxes	31 Dec 2006	31 Dec 2005
Austria	8,083	6,386
Brazil	1,479	992
Germany	2,471	1,284
England	0	76
France	1,396	1,204
Italy	22	51
Canada	79	0
Slovenia	112	598
USA	142	0
	13,784	**10,591**

Current Assets

(5) Inventories

EUR '000

Current assets - Inventories	31 Dec 2006	31 Dec 2006
Materials and production supplies	42,035	43,567
Work in progress	20,294	16,325
Finished goods	50,616	39,212
Prepayments	1,304	474
Total	**114,249**	**99,578**

Materials and production supplies are valued at floating average cost, or at a standard cost in the case of material supplied by Group companies.

Besides direct materials and production costs, goods from in-house production also contain appropriate shares of materials and production overheads. Valuation is at budgeted production costs.

Allowances for materials and production supplies relate to unusable components and stock as well as to write-downs associated to loss-free valuation at market values.

(6) Receivables and other Current Assets

Trade receivables totalling EUR 89,987,000 (2005: EUR 86,733,000) are amounts owed by various customers in Austria and abroad.

Allowances for doubtful debts amounted to EUR 3,742,000 (2005: EUR 4,117,000).

Trade receivables due from associated companies totalled EUR 2,730,000 (2005: EUR 2,750,000).

EUR '000

Receivables and other current assets	31 Dec 2006	31 Dec 2005
Trade receivables	89,987	86,733
Receivables from associated companies	2,730	2,750
Other receivables and assets	11,393	10,002
Short-term deferred assets	873	402
Securities held as current assets	5,009	0
Total	**109,992**	**99,887**

Other receivables amounted to EUR 11,393,000 (2005: EUR 10,002,000) and consisted mainly of receivables from domestic and foreign tax authorities in the amount of EUR 5,988,000 (2005: EUR 5,776,000), reported assets associated with hedge valuation (EUR 1,039,000), as well as receivables from insurance claims.

Current investments in money market funds amounted to EUR 5,009,000.

(7) Cash and Cash Equivalents

Cash and bank balances are included in liquid assets in the cash flow statement.

EUR '000

Cash and cash equivalents	31 Dec 2006	31 Dec 2005
Cash in hand	175	90
Bank balances	30,361	1,464
Total	**30,536**	**1,554**

LIABILITIES

Capital and Reserves

(8) Issued Share Capital

At the balance sheet date, the company's share capital was EUR 18,567,500 and remained unchanged during the 2006 financial year. Share capital is divided into 9,283,750 no-par-value shares.

(9) Capital Reserves

At the end of 2006, capital reserves included statutory reserves created pursuant to the Austrian Stock Corporation Act in the amount of EUR 53,757,000 (2005: EUR 53,757,000).

(10) Retained Earnings and other Equity Items

Retained Earnings

In addition to reserves consisting of undistributed profits, retained earnings include changes in equity resulting from the first-time application of IAS 19.93 (actuarial gains and losses) in 2006.

The own shares acquired by the company during 2002 and 2003 in accordance with the resolution of the General Meeting on 29 October 2002 have been deducted from retained earnings. As of 31 December 2006, holdings of own shares amounted to 461,411 shares (2005: 471,731 shares). The change results from the transfer of shares associated with the approved stock option programme.

Valuation Reserves for Financial Instruments

Earnings-neutral value changes of financial instruments are reported under "Valuation reserves" according to IAS 39 and are carried separately in the statement of changes in equity.

As of 31 December 2006, valuation reserves stood at EUR 776,000 (2005 EUR -1,955,000). During the year under review, equity increased by EUR 2,731,000 owing to earnings-neutral value changes of financial instruments.

Foreign Currency Translation Reserve

This position contains differences from the foreign currency conversion resulting from the consolidation of foreign subsidiaries at the rates prevailing on the balance sheet date, and resulted in 2006 to an adjustment of the foreign currency translation reserve to EUR -6,053,000 (2005: EUR -4,495,000). This corresponds to a change of EUR -1,558,000.

Consolidated Net Profit for the Year

The Group generated net profit for the 2006 financial year of EUR 56,603,000. This is equivalent to an increase of EUR 8,460,000, or 18 percent, compared with the previous year (EUR 48,143,000).

The dividend distribution from the consolidated net profit for the year proposed by the Annual General Meeting for 2006 is EUR 2.20 per share and is not reported among liabilities.

(11) Minority Interests

This item contains minority interest in the equity of the following fully consolidated companies:

Fully consolidated companies	in %	EUR '000
Palfinger Industrieanlagen GmbH, Salzburg	5.00%	96
Palfinger Europe GmbH, Salzburg	0.03%	29
EPSILON Kran GmbH, Salzburg	35.00%	3,687
Madal Palfinger S. A., Brazil	1.00%	70

Non-current Liabilities

(12) Non-current Financial Liabilities

This item includes the following:

EUR '000

Non-current financial liabilities	Maturity	Effective interest rate	31 Dec 2006	31 Dec 2005
Loan	30 September 2016	3.8% - 5.2%	18,691	14,120
Investment loan	28 February 2011	2.1% - 2.4%	12,875	600
Total			**31,566**	**14,720**

Valuation is performed at carried cost of acquisition. Liabilities in foreign currencies were translated at the reporting date or at the hedged rate. In the case of hedging, liabilities to the amount employed in the hedge accounting were adjusted by the corresponding change in value of the hedged risk, in accordance with IAS 39. The result arising from the revaluation required on the reporting date was a write-down of EUR 252,000.

Deferred interest expenses are contained in other current liabilities.

The effective rate of interest is the average interest burden relating to the average carrying amount in the reporting year, after interest and currency hedging are taken into account. This value in 2006 was 6.2 percent (2005: 5.4 percent). The fair value of non-current financial liabilities is derived from market information available on the accounting reporting date and corresponds to the book value.

(13) Non-current Provisions

EUR '000

Non-current provisions	31 Dec 2006	31 Dec 2005
Pension provisions	2,641	3,114
Provision for severance payments	10,022	9,285
Anniversary bonus provisions	2,255	2,019
Other non-current provisions	508	510
Provision for deferred taxes (earnings-neutral)	259	0
Total	**15,685**	**14,928**

Pension Provisions

Some Group companies are committed by the terms of individual contracts with certain employees to provide supplementary retirement pensions. The amount of these pensions is performance-related and is calculated on the basis of length of service and remuneration at the time of retirement.

EUR '000

Changes in pension provisions	31 Dec 2006	31 Dec 2005
Defined benefit obligation as of 1 January	3,114	2,769
Current service cost	106	191
Interest cost	138	134
Transitional regulations acc. to IAS 19.93	(205)	110
+ / - Amortisation from net profit / - loss	0	(62)
Past service cost	(372)	0
Actual payments	(140)	(28)
Defined benefit obligation	**2,641**	**3,114**

Pension provisions were valued at the balance sheet date based on actuarial reports.
The following assumptions were made:

- Interest-rate 4.5 percent p.a. (2005: 4.5 percent p.a.)
- Pension increase 1.5 percent p.a. (2005: 1.5 percent p.a.)

As of 31 December 2006, there were 25 employees with pension entitlements (2005: 28 entitlements).

The calculation of the pension provisions was performed on 31 December 2006 using actuarial principles and taking into account IFRS calculation rules (IAS 19 revised 2004). The obligations are valued using the projected unit credit method. The calculations are based on the earliest possible pensionable age according to the 2004 Pension Reform (2003 Budget Accompanying Act), taking into account transitional regulations. In the case of female entitlements, the pensionable age has been raised in steps corresponding to the "*Federal Constitutional* Act concerning different age limits for male and female citizens covered by Social Security". Biometric bases for calculation were established using Austrian pensions tables AVÖ-1999-P (version for salaried employees).

Provisions for pensions, severance payments, and anniversary bonuses

EUR '000

Provision for severance payments	31 Dec 2006	31 Dec 2005
Defined benefit obligation as of 1 January	9,285	7,709
Current service cost	733	609
Interest cost	409	348
Transitional regulations acc. to IAS 19.93	(76)	1,044
+ / - Amortisation from net profit / - loss	0	(12)
Actual payments	(329)	(413)
Defined benefit obligation	**10,022**	**9,285**

Severance payments are one-time settlements required under Austrian law, payable on termination of employment by the employer or on retirement to employees whose employment status commenced before 1 January 2003. They are calculated on the basis of years of service and the amount of remuneration. The provision for severance payments was calculated in accordance with actuarial principles.

Valuation was based on the following assumptions that are unchanged from the previous year:

- Interest-rate 4.5 percent p.a. (2005: 4.5 percent p.a.)
- Salary increases 3 percent p.a. (2005: 3 percent p.a.)
- Fluctuation discount 2 percent p.a. (2005: 2 percent p.a.)

The responsibility for fulfilling this obligation will be transferred to a contribution-oriented severance payment system for employees whose employment status commenced after 1 January 2003. The payments to the external employed provision fund are reported as expenses.

Provisions for anniversary bonuses derived from collective wage and company agreements were calculated using the same parameters as for the provisions for severance payments.

EUR '000

Anniversary bonus provisions	31 Dec 2006	31 Dec 2005
Present value of claims acquired during the year	146	359
Interest cost	90	71
Transitional regulations acc. to IAS 19.93	(7)	194
Defined benefit obligation	**2,255**	**2,019**

Other Non-current Provisions

Other non-current provisions included earnings-neutral deferred tax payment liabilities of EUR 259,000 (2005: EUR 0) as well as obligations to employees amounting to EUR 509,000 (2005: EUR 510,000).

(14) Other Non-current Liabilities

Other non-current liabilities of EUR 3,047,000 (2005: EUR 3,423,000) pertain to rental commitments under long-term rental agreements.

The other liabilities relate to severance-type obligations as well as performance-related claims from employees of foreign Group subsidiaries.

EUR '000

Other non-current liabilities	31 Dec 2006	31 Dec 2005
Trade payables	3,047	3,423
Other liabilities	1,127	1,414
Total	**4,174**	**4,837**

Current Liabilities

(15) Current Financial Liabilities

EUR '000

Current financial liabilities	Maturity	Interest rate	31 Dec 2006	31 Dec 2005
Overdraft facilities	< 1 year	4.1% - 6.0% p.a.	15,241	18,649
Export loan	> 1 year		0	6,000
Total			**15,241**	**24,649**

(16) Current Provisions

EUR '000

Current provisions	31 Dec 2006	31 Dec 2005
Provision for current tax payable	5,617	4,876
Staff benefits	10,974	9,070
Other provisions	15,941	19,175
Total	**32,532**	**33,121**

Provisions for staff benefits in the amount of EUR 10,974,000 (2005: EUR 9,070,000) include accrued leave entitlements of EUR 5,232,000 (2005: EUR 4,413,000), and performance bonuses, compensatory time credits, as well as other staff provisions not yet payable of EUR 5,742,000 (2005: EUR 4,657,000).

Other provisions in the amount of EUR 15,941,000 (2005: EUR 19,175,000) relate mainly to provisions for invoices outstanding, provisions for imminent losses in outstanding contracts, and warranty expenses.

(17) Other Current Liabilities

EUR '000

Current liabilities	31 Dec 2006	31 Dec 2005
Trade payables	51,253	39,927
Liabilities to associated companies	6	0
Prepaid orders	2,047	297
Liabilities on accepted bills of exchange	598	3,074
Other liabilities	11,293	10,797
Income tax payable	2,516	2,990
Purchase price liabilities	0	844
Deferred income	491	408
Total	**68,204**	**58,337**

Other Liabilities
Other liabilities amounting to EUR 11,293,000 (2005: EUR 10,797,000) mainly include liabilities for social-security related contributions of EUR 2,672,000 (2005: EUR 2,500,000), staff-related contributions from wage and salary expenditures in the amount of EUR 3,572,000 (2005: EUR 3,132,000) as well as other liabilities of EUR 5,049,000 (2005: EUR 5,165,000).

Liabilities to Suppliers
Liabilities to suppliers are shown at the higher of either nominal value or amount payable.

Notes to the Income Statement

The income statement is presented in accordance with the cost of production method.

(18) Revenue

EUR '000

Revenue	1 - 12 2006	1 - 12 2005
Domestic sales	41,814	38,094
Exports	313,440	287,881
Foreign sales	229,951	194,073
Total	**585,205**	**520,048**

Revenue trends are discussed in detail in the operational review.

(19) Changes in Inventories and other Own Work Capitalised
Changes in inventories consist of changes in inventories of finished goods and work in progress compared with the previous year.

EUR '000

Changes in inventories and other own work capitalised	1 - 12 2006	1 - 12 2005
Changes in inventories	14,983	5,513
Other own work capitalised	175	215
Total	**15,158**	**5,728**

Besides direct materials and production costs, own work capitalised also contains appropriate shares of materials and production overheads.

(20) Other Operating Income

EUR '000

Other operating income	1 - 12 2006	1 - 12 2005
Book gains on the disposal of non-current assets (excluding financial assets)	90	98
Releases of provisions	2,016	1,042
Write-backs on value adjustments to receivables	1,750	1,565
Exchange rate differences	0	378
Miscellaneous operating income	8,787	7,186
Total	**12,643**	**10,269**

Miscellaneous operating income in 2006 pertained mainly to charges resulting from services, insurance payments, the sale of advertising media, proceeds from the sale of scrap, as well as other revenues.

(21) Materials and External Services

EUR '000

Materials and external services	1 - 12 2006	1 - 12 2005
Cost of materials (including goods for resale)	(298,749)	(267,907)
Cost of external services	(17,614)	(16,524)
Total	**(316,363)**	**(284,431)**

Materials intensity (materials expenditure expressed as a percentage of revenue and adjusted for changes in inventories) changed by 1.7 percentage points from 51 percent in 2005 to 52.7 percent in 2006.

(22) Staff Costs

Personnel expenses of EUR 102,000 were reported in the 2006 financial year relating to the granting of stock options as part of the stock option programme and in accordance with IFRS 2 (Share-based Payment).

EUR '000

Staff costs	1 - 12 2006	1 - 12 2005
Wages and salaries	(94,831)	(79,561)
Expenses for severance payments	(1,372)	(1,772)
Pension expenses	(191)	(80)
Expenses for social security contributions and other pay-related contributions	(21,995)	(20,994)
Other staff benefits	(4,498)	(3,944)
Total	**(122,887)**	**(106,351)**

The increase in staff costs is related to individual salary increases and salary increases based on collective wage agreements, as well as to the increase in payroll.

(23) Depreciation and Amortisation Expense

EUR '000

Depreciation and amortisation expense	1 - 12 2006	1 - 12 2005
Scheduled depreciation	(12,952)	(11,838)
Unscheduled depreciation	(1,960)	(482)
Goodwill amortisation	(188)	(68)
Total	**(15,100)**	**(12,388)**

Development of depreciation and amortisation is discussed in detail in the sections on tangible and intangible assets.

(24) Other Operating Expenses

EUR '000

Other operating expenses	1 - 12 2006	1 - 12 2005
Taxes other than those on income	(2,421)	(1,743)
Book losses on the disposal of non-current assets (excluding financial assets)	(32)	(98)
Guarantees and warranties	(12,683)	(9,373)
Trade fairs, distribution, and marketing	(7,142)	(6,283)
Consultancy services	(7,479)	(6,245)
Rentals and leasing	(5,883)	(4,504)
Repairs and maintenance	(7,119)	(5,845)
Travel and communications	(7,563)	(6,395)
Losses on receivables and valuation allowances	(1,375)	(2,165)
Insurance	(2,599)	(2,415)
Temporary workers and other third-party services	(9,239)	(7,393)
Outgoing freight costs	(8,493)	(7,368)
Commissions	(869)	(1,321)
Miscellaneous operating expenses	(8,733)	(6,585)
Total	**(81,630)**	**(67,733)**

Miscellaneous operating expenses mostly comprise office supplies and computer equipment, vehicle fleet, licences, exchange rate differences, and other operating expenses.

(25) Operating Profit

Compared to the previous year, profit from operations increased by EUR 11,884,000, or 18.2 percent, from EUR 65,142,000 to EUR 77,026,000. A detailed analysis of results is provided in the operating review.

(26) Income from Investments

EUR '000

Income from investments	1 - 12 2006	1 - 12 2005
Income from investments	2.106	2.103
Expenses from investments	0	-13
	2.106	**2.090**

Income from investments in companies consolidated at equity consists of income from Palfinger France S.A. / France, STEPA Farmkran Gesellschaft m.b.H. / Austria, Palfinger Southern Africa (Pty) Ltd. / South Africa, and PiR metal d.o.o. / Croatia.

(27) Interest and other Financial Expenses

EUR '000

Interest and other financial expenses	1 - 12 2006	1 - 12 2005
Interest income from interest-bearing capital	729	394
Proceeds from the disposal of securities and loan stock rights	72	75
Write-downs on financial investments - other	(31)	(15)
Interest expense from discounting of receivables	(105)	(119)
Interest expense on staff benefit obligations	(509)	(553)
Interest income from interest-bearing capital - other	(3,705)	(3,088)
Total	**(3,549)**	**(3,306)**

(28) Profit before Tax

Profit before tax compared with the previous year rose by EUR 11,657,000 from EUR 63,926,000 to EUR 75,583,000. This corresponds to an increase of 18.2 percent.

(29) Income Tax Expense

The rate of corporation tax applicable as of the accounting reporting date to the PALFINGER AG / Salzburg parent company was 25 percent.

The 2005 Tax Reform Act passed by the Austrian Government enables companies to establish corporate tax groups. Following the calculation of losses incurred by each of the companies in the Group, taxable results of the companies are assigned to the respective corporate tax group. To offset passed-on taxable results, a tax rate is fixed in the Group company agreements that is based on the stand-alone method.

An income tax rate of 25 percent was employed for the calculation of tax deferrals for companies based in Austria, and respective local rates were applied for companies located abroad.

The Group's effective tax rate, in other words, the total tax expense expressed as a percentage of the profit before tax, was 21 percent (2005: 21 percent).

EUR '000

Calculation of effective tax rate	1 - 12 2006	1 - 12 2005
Profit before tax	75,583	63,926
Income tax expense	(15,903)	(13,431)
Effective tax rate (%)	**21,0**	**21,0**

EUR '000

Income tax expense	1 - 12 2006	1 - 12 2005
Income tax expense	(19,651)	(16,436)
Deferred tax	3,748	3,005
Total	**(15,903)**	**(13,431)**

Calculation of the Effective Tax Rate

The difference between the numerical income tax burden (profit before tax multiplied by the national tax rate of 25 percent) and the effective income tax rate in the 2006 financial year, as shown in the income statement, is calculated as follows:

EUR '000

Calculation of the effective tax rate	31 Dec 2006	31 Dec 2005
Profit on ordinary activities	75,583	63,926
Effective tax rate	25.00%	25.00%
Book income tax expense	18,896	15,982
Tax-reducing factors		
Research and education allowances, investment growth premia	(527)	(874)
Adjustments to foreign tax rates	(1,119)	0
Tax-free income from trade investments	(16)	(526)
Other tax reduction items	(2,042)	(278)
Share valuations	(2,041)	(3,061)
Tax-increasing factors		
Adjustments to foreign tax rates	0	49
Non-recognised tax loss carry forwards - foreign subsidiaries	425	510
Other non-tax-deductible expenses	1,603	1,304
Aperiodic tax payments	77	309
Share valuations	647	17
Total tax expense	**15,903**	**13,431**

(30) Minority Interests

This item shows the share of the after-tax profit in consolidated companies held by outside shareholders totalling EUR 3,076,000.

Earnings per Share

There are 9,283,750 shares in issue. Based on the consolidated profit after tax of EUR 56,603,000 (2005: EUR 48,143,000), the undiluted earnings per share are EUR 6.41 (2005: EUR 5 .48), and the diluted earnings per share are EUR 6.41 (2005: EUR 5.48).

The Management Board recommends a dividend payment of EUR 2.20 per share.

Other Notes

Cash Flow Statement

The presentation of the cash-flow statement is based on the indirect method. Liquid funds are equivalent to cash in hand and cash at banks.

Income taxes paid in the amount of EUR 19,651,000 are shown as a separate item under operating activities. Dividends received, and interest received and paid, are reported under operating activities. In the year under review, cash flows from dividend payments totalled EUR 18,662,000.

Income and Expenses not Affecting Cash Flow

Transactions not affecting cash flow developed mainly as follows:

EUR '000

Income and expenses not affecting cash flow	31 Dec 2006	31 Dec 2005
Depreciation and amortisation	15,100	12,388
Non-cash expenses (mainly staff benefits)	1,715	2,377
Deferred tax	3,748	3,005
Investments in associates not affecting cash flow	2,106	2,103

Segment Reporting

Financial indicators are determined and presented for the primary segments EUROPE and REST of the WORLD and NORTH and SOUTH AMERICA, and for the secondary segments CRANES and HYDRAULIC SYSTEMS and SERVICES.

The Purchasing, Production & Assembling division, holding activities, and Group-internal service activities are not shown separately as they are distributed among the individual product groups.

Primary Segmentation: Regions

EUROPE and REST of the WORLD

The segment EUROPE and REST of the WORLD comprises the companies Palfinger Europe GmbH, Palfinger GmbH, Regio Cargo Transporttechnik GmbH i.L., EPSILON Kran GmbH, S.A.S. Guima Palfinger, S.A.S. Guima France, Ratcliff Palfinger Ltd., Bison Palfinger GmbH, Palfinger Gru Idrauliche S.r.l. as well as the companies newly founded in 2006, Palfinger Asia Pacific Pte. Ltd. und Palfinger (Shenzhen) Ltd. The companies STEPA Farmkran Gesellschaft m.b.H., Palfinger France S.A., Palfinger Argentina S.A. as well as Palfinger Southern Africa (Pty) Ltd. are included in this segment at equity. All product groups except for telescopic cranes are marketed in this segment.

NORTH and SOUTH AMERICA

The segment NORTH and SOUTH AMERICA comprises the companies Palfinger USA Inc. and Tiffin Loader Crane Company / USA, Palfinger Inc. / Canada as well as Madal Palfinger S.A. / Brazil. Cranes and Services are available in both North and South America, while PALIFT container handling systems, and CRAYLER portable forklifts are additionally sold in North America. Telescopic cranes comprise part of the product portfolio in Brazil.

Secondary Segmentation: Product Groups

CRANES
The CRANES segment comprises the product divisions PALFINGER knuckle-boom cranes, EPSILON forestry and recycling cranes, as well as MADAL telescopic cranes in Brazil.

HYDRAULIC SYSTEMS and SERVICES
The HYDRAULIC SYSTEMS and SERVICES segment comprises the following product divisions: PALIFT container handling systems, PALGATE and RATCLIFF tail lifts, CRAYLER transportable forklifts, RAILWAY railway applications, MOBILER container transfer systems and BISON aerial work platforms, as well as SERVICES.

EUR '000	EUROPE and REST of the WORLD		NORTH and SOUTH AMERICA		Total	Total
Primary segmentation	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
External sales	511,904	455,698	73,301	64,350	585,205	520,048
Intra-group sales (between segments)	23,593	11,354	0	0	23,593	11,354
Depreciation and amortisation	13,043	10,533	2,057	1,855	15,100	12,388
Expenses not affecting cash flow *(excluding depreciation)*	1,344	1,735	371	642	1,715	2,377
Operating profit (EBIT)	73,732	64,531	3,294	611	77,026	65,142
Share of net profit of at equity associates	2,106	2,090	0	0	2,106	2,090
Book value of at equity associates	8,054	7,921	0	0	8,054	7,921
Liabilities	116,994	116,794	50,408	33,798	167,402	150,592
Book value of total assets	347,645	304,348	61,721	44,243	409,366	348,591
Investment in property, plant, and equipment, and intangible assets	19,885	13,338	2,664	2,502	22,549	15,840

EUR '000	CRANES		HYDRAULIC SYSTEMS and SERVICES		Total	Total
Secondary segmentation	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
External sales	413,180	368,033	172,025	152,015	585,205	520,048
Operating profit (EBIT)	84,384	72,123	(7,358)	(6,981)	77,026	65,142
Book value of total assets	243,473	203,788	165,893	144,803	409,366	348,591
Investment in property, plant, and equipment, and intangible assets	16,972	11,929	5,577	3,911	22,549	15,840

Transfer Pricing
Transfer pricing between production and the assembly plants takes place at calculated budgeted costs plus mark-up comparable with outside companies.

The assembly plants charge the distribution companies selling prices as per price lists and minus a discount, which is renegotiated every year depending on the respective local market conditions, thereby ensuring that transfer prices remain in line with outside companies' prices.

Financial Instruments
The holdings of open derivative financial instruments as of 31 December 2006 were as follows:

EUR '000

Derivative financial instruments	Nominal	Marking-to-market valuation	Classification acc. to IAS 39
Currency forwards (incl. currency swaps)	22,508,8	1,034,5	Cash flow hedge
Currency forwards financing	11,838,9	(459,1)	Fair value hedge
Total	**34,347,7**	**575,4**	

Receivables, shares, and liabilities classified as primary financial instruments are carried in accordance with IAS 39. Accounting and valuation principles are described under the respective items. Purchases and disposals of financial instruments are booked on the settlement date.

Derivative financial instruments serve to hedge the company against risks arising from changes in foreign currency exchange rates and interest rates. The operative objective of the company is to smooth results arising from the foreign currency positions.

The company's foreign currency risks arise primarily from trade receivables invoiced in US dollars.

All financial instruments are reported in a risk management system as soon as a transaction has been completed. This enables daily evaluation and a daily overview of all key risk indicators.

Credit risk on receivables corresponds to value stated in the balance sheet adjusted as appropriate for loss of value. Trade receivables are covered mostly by credit insurance, reducing default risks to respective portions of loss to be borne by the insured.

Research and Development
General research and development expenditure is expensed in the year in which it occurs. Expenses for ongoing development and improvement of existing products are booked as manufacturing costs via allocation bases.

Expenditure on research and development in the 2006 financial year was EUR 12,279,000 (2005: EUR 10,760,000). This is equivalent to 2.1 percent of total revenues.

Key Events after the Balance Sheet Date
In the spring of 2007, Palfinger Industrieanlagen GmbH / Salzburg as the transferor company will be merged on with PALFINGER AG / Salzburg as the transferee company as of 31 December 2006, and according to the stipulations of the Transformation Tax Act (UmgrStG).

Other Liabilities and Risks

EUR '000

Contingent liabilities	31 Dec 2006	31 Dec 2005
Other contractual liabilities	2,120	2,915

Obligations relating to the use of facilities not reported in the balance sheet (operating leasing agreements) exist prospectively to an amount of EUR 1,077,000 for the 2007 financial year, and prospectively to an amount of EUR 3,967,000 for the next five years.

Disclosures of business transactions with related parties
One member of the Palfinger family, which holds 62 percent of the issued capital, is employed in the Group to a minimal extent as of the accounting reporting date.

Consultancy fees arising from services rendered by Beratergruppe Neuwaldegg GmbH totalled EUR 404,000 in 2006. The following Supervisory Board members are shareholders in the above-mentioned company: Alexander Exner (Chairman of the Supervisory Board) with a holding of 6.2 percent as of the reporting date and Dr. Alexander Doujak (member of the Supervisory Board) with 12.5 percent.

The Ramses Werbeagentur GmbH advertising agency, in which a member of the Supervisory Board, Peter R. Scharler, holds a 75 percent stake, invoiced a total of EUR 282,000 for deliveries and services.

Palfinger Consult AG invoiced PALFINGER AG for total consultancy fees of EUR 652,000 during the reporting period.

Kurt Stiassny, a member of the Supervisory Board, received a net fee of EUR 11,000 for advisory services.

Revenue of EUR 222,000 was generated with the company Palfinger HTC Systems GmbH. Revenue of EUR 3,427,000 as well as a goods purchase of EUR 550,000 was generated with the company Crane Power d.o.o..

Transaction Disclosures in Accordance with § 48d Paragraph 4 of the Stock Exchange Act (BörseG)
The following transactions were reported to the Austrian FMA Financial Markets Regulatory Authority in accordance with compliance guidelines:

- Sale of 1,000 shares at a price of EUR 65,100 on 22 Mar 2006 by Alexander Exner, Chairman of the Supervisory Board;
- Sale of 4,500 shares at a price of EUR 292,590 on 23 Mar 2006 by Alexander Exner, Chairman of the Supervisory Board;
- Sale of 2,000 shares at a price of EUR 134,040 on 28 Mar 2006 by Alexander Exner, Chairman of the Supervisory Board;
- Sale of 7,500 shares at a price of EUR 607,500 on 17 May 2006/18 May 2006 by Alexander Exner, Chairman of the Supervisory Board;
- Sale of 224,897 shares at a price of EUR 17,541,966 on 17 May 2006/18 May 2006 by the PALFINGER private foundation;
- Purchase of 6,274 shares at a price of EUR 467,099 on 18 May 2006/22 May 2006/23 May 2006 by the PALFINGER private foundation;
- Purchase of 5,160 shares at a price of EUR 119,350 (share price in accordance with the stock option programme of 14 Apr 2004) on 07 Jun 2006 by Herbert Ortner, member of the Supervisory Board;
- Purchase of 5,160 shares at a price of EUR 119,350 (share price in accordance with the stock option programme of 14 Apr 2004) on 07 Jun 2006 by Wolfgang Pilz, member of the Supervisory Board;
- Purchase of 26,226 shares at a price of EUR 1,888,272 between 09 Jun 2006 and 22 Jun 2006 by the PALFINGER private foundation;

These announcements were published immediately on the homepage of PALFINGER AG.

Disclosures Concerning Governing Bodies and Employees
The average number of employees in the Group (excluding apprentices but including the Management Board) during the financial year was 3,443 (2005: 3,087). At the balance sheet date, there were 3,569 Group employees (2005: 3,326).

Total remuneration of the Management Board in 2006 was EUR 1,515,000 (2005: EUR 1,920,000) and is broken down as follows:

EUR '000

Remuneration of the Management Board in 2006	Mr Anzengruber	Mr Schreiner	Mr Pilz	Mr Ortner	Total
Fixed salary	287	193	204	208	892
Performance-related remuneration (variable)	243	115	135	130	623
Total	**530**	**308**	**339**	**338**	**1,515**

The members of the Supervisory Board received no remuneration for their services.

The following persons held office during the 2006 financial year:

Members of the Supervisory Board
Alexander EXNER, Vienna, (Chairman) 1) 2)
Hubert PALFINGER sen., Salzburg, (Deputy Chairman) 2)
Hubert PALFINGER jun., Salzburg
Kurt STIASSNY, Klosterneuburg 1)
Peter R. SCHARLER, Anif
Dr. Alexander DOUJAK, Vienna

Delegated by the Works Council
Johann MAIR, Golling 1)
Alois WEISS, Mattsee
Gerhard GRUBER, Grödig

Changes in the Supervisory Board:
Dr. Alexander DOUJAK – elected at the 2006 AGM; since 5 April 2006 – Vienna
Erwin ASEN (Works Council) – until 13 February 2006 – Schneegattern
Alois WEISS (Works Council) – since 14 February 2006 – Mattsee
Bernhard WETZELSBERGER (Works Council) – until 15 February 2006 – Obertrum
Gerhard GRUBER (Works Council) – from 16 May 2006 – Grödig

Termination of function and first appointment of the members of the Supervisory Board	First appointment	Termination of function
Hubert Palfinger sen.	since 1989	SM 2009
Hubert Palfinger jun.	13 Apr 2005	SM 2010
Alexander Exner	21 Jun 1995	SM 2009
Kurt Stiassny	14 Nov 1996	SM 2007
Peter Scharler	14 Apr 2004	SM 2007
Alexander Doujak	5 Apr 2006	SM 2011
Johann Mair	24 May 2005	
Alois Weiss	13 Feb 2006	
Gerhard Gruber	15 May 2006	

Members of the Management Board:
Wolfgang ANZENGRUBER
Eduard SCHREINER
Herbert ORTNER
Wolfgang PILZ

1) Members of Audit Committee
2) Members of Nomination and Compensation Committee

In 2007, we are celebrating a 75-year success story.


PALFINGER CRANE

We have examined the consolidated financial statements of PALFINGER AG, Bergheim / Salzburg for the financial year from 1 January 2006 to 31 December 2006. This set of consolidated financial statements comprises the consolidated balance sheet as of 31 December 2006, the consolidated income statement, the consolidated statement of changes in cash flows, and the consolidated statements of changes in equity for the financial year ending 31 December 2006, as well as a summary of the key valuation and accounting methods applied, and other disclosures contained in the notes to the accounts.

Responsibility of the Legal Representatives for the Consolidated Financial Statements
The legal representatives of the company are responsible for the preparation of consolidated financial statements that convey a fair and true view of the Group's assets, finances, and earnings in accordance with International Financial Reporting Standards (IFRS) as applied in the European Union. This responsibility comprises: the structuring, implementation, and maintenance of an internal controlling system to the extent that this is significant for the compilation of consolidated financial statements and the conveying of a fair and true view of the Group's assets, finances, and earnings, and to the extent that this allows these consolidated financial statements to be free of significant misrepresentations, whether attributable to either intended or unintended errors; the selection and application of appropriate evaluation and accounting methods; the application of estimates that appear appropriate when considering the overall framework of conditions.

Responsibility of the Auditor
Our responsibility consists in the issuance of an audit opinion, based on our audit, of these consolidated financial statements. We have conducted our audit in accordance with the Austrian legal regulations and the International Standards on Auditing (ISAs) issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). These standards require that we so plan and perform the audit as to obtain reasonable assurance that the consolidated financial statements are free of material misstatements.

An audit entails the performance of auditing activities to obtain audit evidence with respect to the amounts and other disclosures in the consolidated financial statements. The selection of auditing activities is at the discretion of the auditor and within the auditor's scope of duty. It takes into account the auditor's assessment of the risk of occurrence of key misstatements, whether attributable to either intended or unintended errors. When making these assessments of risk, the auditor takes into account the internal controlling system, to the extent that it is significant for the preparation of consolidated financial statements, and for the conveying of a fair and true view of the Group's assets, finances, and earnings. The auditor does this in order to establish appropriate auditing activities in view of the overall framework of conditions, and not to provide an auditing opinion of the effectiveness of the Group's internal controlling system. The audit also entails the evaluation of the accounting principles applied, and of material estimates made by the legal representatives, as well as an evaluation of the overall adequacy of disclosure in the consolidated financial statements.

We are of the opinion that we have obtained sufficient and appropriate auditing evidence that provides our audit with a sufficiently secure basis for issuing an audit assessment.

Audit opinion
Our audit has led to no reservations. On the basis of information obtained through our audit, the consolidated financial statements are in compliance with legal regulations, and represent a fair and true view of the assets, finances, and earnings of the Group as of 31 December 2006. The results of operations and cash flows of the Group for the business year from 1 January 2006 to 31 December 2006 are in compliance with the International Financial Reporting Standards (IFRS) as applied in the European Union.

Report on the Group Operating Review
In accordance with Austrian legal regulations, the Group operating review requires auditing to establish that it harmonises with the consolidated financial statements and does not create a false representation of the Group's position. In our opinion, the Group operating review harmonises with the consolidated financial statements.

Vienna, 2 February 2007

GRANT THORNTON
Wirtschaftsprüfungs- und Steuerberatungs-GmbH
Member Firm of Grant Thornton International

Univ. Doz. Dr. Walter Platzer
Chartered Accountant, Registered Auditor, Tax Consultant

Report of the Supervisory Board

In the 2006 financial year, the Supervisory Board discharged the duties incumbent on it by virtue of both law and the Company's statutes.

During 2006, the Supervisory Board met together with the Management Board on four occasions, 9 March 2006, 20 June 2006, 19 September 2006, and 14 December 2006.

Above and beyond this, the Management Board provided the Supervisory Board with ongoing verbal and written information about the business development and position of the Company, and of individual Group companies. The Chairman of the Supervisory Board communicated regularly outside the scope of the Supervisory Board meetings with the Chairman of the Management Board in order to confer with him concerning the strategy, business development, and the risk situation of the Company.

Besides current developments, the Supervisory Board focused primarily on strategy in the individual divisions, acquisition projects, and on major investment decisions.

The executive committee and the human resources committee, which are appointed with the same members, met at regular intervals during the reporting year. The strategic orientation and further development of the Group were the focus of discussions.

PALFINGER AG's annual financial statements for the year ended 31 December 2006 and the operational review including management accounts have been audited by Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH, Vienna. The audit revealed that the management accounts, the annual financial statements, and the operational review comply with applicable legal regulations and the provisions of the statutes. The audit revealed no grounds for objection, allowing an unqualified auditor's certificate to be granted for 2006.

This also applies to the consolidated financial statements. The consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) have been supplemented by the Group operational review and further explanations in accordance with § 245a of the Austrian Commercial Code (HGB).

The Supervisory Board has approved the annual financial statements for the year ended 31 December 2006 and the operational review for the 2006 financial year, thereby adopting the 2006 annual financial statements of PALFINGER AG in accordance with § 125 Paragraph 2 of the Austrian Companies Act.

The Supervisory Board has accepted the financial statements of the Company and the operational review prepared in accordance with § 244 ff of the Austrian Commercial Code (HGB).

The Supervisory Board has evaluated and approved the proposal of the Management Board with respect to the distribution of profits for the 2006 financial year.

The Supervisory Board would like to thank and acknowledge the members of the Management Board as well as all staff members of the PALFINGER for their outstanding commitment and achievements in the 2006 financial year.

Vienna, February 2007

Alexander Exner
Chairman of the Supervisory Board

Shareholder information

ISIN	AT0000758305
Number of shares issued	9,283,750
Own shares	461,411
Shares in circulation	8,822,339
Listing on the Vienna Stock Exchange	Prime Market
OTC listings	New York, Stuttgart, Düsseldorf, Berlin, Frankfurt

	2006	2005
Low	60.00 EUR	38.50 EUR
High	94.24 EUR	73.60 EUR
Average price	75.31 EUR	55.19 EUR
Price close on 31 Dec 2006	93.00 EUR	63.99 EUR
Earnings per share*	6.41 EUR	5.48 EUR
Operating cash flow per share	6.41 EUR	4.60 EUR
Proposed dividend per share	2.20 EUR	1.80 EUR
Dividend yield relative to average price	2.92%	3.32%
Market capitalisation as of 31 Dec 2006	863.34m EUR	594.07m EUR

* Taking into account the share repurchase scheme and weighted average

PALFINGER AG 2006 share price


150 %
140 %
130 %
120 %
110 %
100 %
90 %
1 Jan 2006
31 Mar 2006
30 Jun 2006
30 Sep 2006
31 Dec 2006
PALFINGER AG
ATX

Research Reports
Bank Austria Creditanstalt, Deutsche Bank, Erste Bank, Raiffeisen Centrobank, Merrill Lynch, Berenberg Bank

Ticker Symbols
Reuters PALF.VIE, Bloomberg PALF.AC, Vienna Stock Exchange PAL

Investor Relations
Phone +43 (0)662 46 84 2260, Fax +43 (0)662 46 84 2280, www.palfinger.com
Wolfgang Anzengruber, Chairman of the Management Board ext. 2218, w.anzengruber@palfinger.com
Eduard Schreiner, Finance Director ext. 2310, e.schreiner@palfinger.com
Hannes Roither, Investor Relations ext. 2260, h.roither@palfinger.com

Definition of Performance Indicators

Capital Employed is calculated as
Intangible assets
plus property, plant, and equipment, shareholdings, net current assets

EVA (Economic Value Added) indicates a company's value creation
Ratio of ROCE
minus WACC and average capital employed

Free Cash flow the net amount of cash available to service internal or external borrowing
Operating cash flow
plus investment cash flow
plus interest on debt
minus tax shield on debt interest payments

Gearing Ratio is a measure relating to a company's debt
Ratio of net financial debt and equity in percent

NOPLAT (Net Operating Profit less Adjusted Taxes) is composed of
EBIT
plus equity earnings
minus taxes on EBIT

ROCE (Return on Capital Employed) shows the rate of return a company generates on capital invested in the enterprise
Ratio of NOPLAT and average capital employed in percent

ROE (Return on Equity) is a measure of a company's profitability that presents earnings (net profit for the year) in relation to equity capital employed
Ratio of after-tax earnings and average equity employed
minus the dividends paid as a percentage

WACC (Weighted Average of Cost of Capital) A measure of the average cost of capital employed (debt and equity)

Working Capital The net surplus of current assets over current liabilities

ADR	American Depositary Receipts
AETR states	European agreement concerning the international transportation of hazardous goods by road (Andorra, Azerbaijan, Bosnia and Herzegovina, Bulgaria, Serbia, Montenegro, Kazakhstan, Croatia, Macedonia, Moldavia, Rumania, the Russian Federation, Switzerland, Turkmenistan, Turkey, Uzbekistan, and Belarus)
AMREF	African Medical and Research Foundation
ASRA	Austrian Sustainability Reporting Award
ATX	Austrian Trade Index
CEE	Central and Eastern Europe
CGU	Cash Generating Unit
DPS	Dual Power System
ECB	European Central Bank
EU	European Union
FFG	Austrian Research Promotion Organisation
FIA	Fédération Internationale de l'Automobile
GPM	Global Product Manager
GPS	Global PALFINGER Structure
GSP	Global Strategic Purchasing
GSQM	Global Supplier Quality Management
HPLS	High Power Lifting System
HR	Human Resources
IAA	International Commercial Vehicles Motor Show
IFRS	International Financial Reporting Standards
IPO	Initial Public Offering
ISC	Integrated stability monitoring
IT	Information technology
KPI	Key Performance Indicator
KTL	Cathode immersion painting
QSV	Quality assurance agreement
R&D	Research and development
RAP	Rapid Process
SGD	Singapore Dollar
SM	Shareholder Meeting
VÖNIX	Austrian sustainability index
WCM	World Class Manufacturing

Corporate Locations

Austria

PALFINGER AG
Palfinger Service- und Beteiligungs-GmbH
Palfinger Industrieanlagen GmbH
Palfinger Europe GmbH
Franz-Wolfram-Scherer-Straße 24
5101 Bergheim / Salzburg

Palfinger Service- und Beteiligungs-GmbH
Palfinger Europe GmbH
Moosmühlenstraße 1
5203 Köstendorf

Palfinger Service- und Beteiligungs-GmbH
Palfinger Europe GmbH
Lengau 184
5211 Friedburg

EPSILON Kran GmbH
STEPA Farmkran Gesellschaft m.b.H.
Christopherusstraße 30
5061 Elsbethen-Glasenbach

Argentina

Palfinger Argentina S.A.
Av. Corrientes 327, 3° Piso
Buenos Aires

Brazil

Madal Palfinger S.A.
Rua Flavio Francisco Bellini 350
CEP 95098 – 170
Caxias do Sul

Bulgaria

Palfinger Produktionstechnik Bulgaria EOOD
Komplex ´Beta´
5980 Cherven Brjag

Palfinger Produktionstechnik Bulgaria EOOD
8672 Tenevo

Canada

Palfinger Inc.
7942 Dorchester Road
Niagara Falls, Ontario L2E 6V6

China

Palfinger (Shenzhen) Ltd.
Bl. 5, Northern Yongfa Technological Park
District B, Chuandong Industrial Park
Dao Yan Chuan Chaoyang Road
Song Gang Street
Bao An District, Shenzhen

Croatia

PiR metal d.o.o.
Ivana Zaridica 27
51000 Rijeka

Germany	**Palfinger GmbH** Feldkirchener Feld 1 83404 Ainring
	Bison Palfinger GmbH Äußere Bautzner Straße 47 02708 Löbau
	Regio Cargo Transporttechnik GmbH i.L. Georg-Wimmer-Ring 25 85604 Zorneding-Pöring
Great Britain	**Ratcliff Palfinger Ltd.** Bessemer Road Welwyn Garden City Herts AL7 1ET
France	**S.A.S. Financière Palfinger** **S.A.S. Guima Palfinger** **S.A.S. Guima France** 29A, Avenue des Tourondes 82300 Caussade
	Palfinger France S.A. **S.C.I. Palfinger Paris Sud** ZA Les Basseaux – BP 73 26802 Étoile sur Rhône Cedex
	S.A.S. Mesle Equipement Za de la Longueraie 56140 Saint Abraham
	S.A.S. Palfinger Service Avenue Condorcet 91240 Saint Michel / Orge
Italy	**Palfinger Gru Idrauliche S.r.l.** Via Dante Alighieri 50 42023 Cadelbosco di Sopra
Singapore	**Palfinger Asia Pacific Pte. Ltd.** 3 International Business Hub #07-01 Nordic European Center Singapore 609927
Slovenia	**Palfinger Proizvodnja d.o.o.** Jaskova 18 2001 Marburg
South Africa	**Palfinger Southern Africa (Pty) Ltd.** 28 Harrison Street Johannisburg 2001
USA	**Palfinger USA, Inc.** **Tiffin Loader Crane Company** 1775 S. Seneca CO. RD. 1 Tiffin, Ohio 44883

PALFINGER AG
Franz Wolfram-Scherer-Straße 24
5101 Bergheim / Salzburg
Austria

Investor Relations
Hannes Roither
Phone +43 (0)662 46 84 ext. 2260
Fax +43 (0)662 46 84 ext. 2280
h.roither@palfinger.com
www.palfinger.com

Consulting
Trimedia Communications Austria GmbH

Design
Rahofer Werbeagentur

Photos
Vienna Paint
Sabine Wehinger, Andreas Fitzner

Photos page 91:
Herbert Ziegelböck
Palfinger Archiv

2007 Financial Calendar

March 28, 2007
Annual General Meeting

April 2, 2007
Ex-dividend day

April 4, 2007
Dividend payment day

May 8, 2007
Publication of results for the first quarter of 2007

August 8, 2007
Publication of results for the first half of 2007

November 8, 2007
Publication of results for the third quarter of 2007

Area Europe

- 100% **Ratcliff Palfinger Ltd.** — Great Britain, Welwyn Garden City
- 49% Palfinger Argentina S.A. — Argentina, Buenos Aires — 51% Alejandro Zelpo
- 49% Palfinger France S.A. — France, Chaponnay — 51% Group Vincent
  - 99,99% S.C.I. Palfinger Paris Sud — France, Chaponnay — 0,005% Palfinger AG; 0,005% Société de Matériel Vincent Sàrl
  - 25,01% S.A.S. Mesle Equipement — France, Malestroit — 40% VRAC / 34,99% Olivier Billon
  - 99,99% S.A.S. Palfinger Service — France, Saint Michel — 0,01% Société de Matériel Vincent Sàrl
- 33,3% Palfinger Southern Africa (Pty) Ltd. — South Africa, Johannisburg — 66.7% JCI u.a.
- 100% **Regio Cargo Transporttechnik GmbH i.L.** — Germany, Zorneding-Pöring
- 65% **EPSILON Kran GmbH** — Austria, Salzburg — 35% Steindl Krantechnik GmbH
- 45% STEPA Farmkran Gesellschaft m.b.H. — Austria, Salzburg — 55% Steindl Krantechnik GmbH
- 100% **S.A.S. Financière Palfinger** — France, Caussade
- 100% **S.A.S. Guima Palfinger** — France, Caussade
  - 100% **S.A.S. Guima France** — France, Caussade
- 94,9% / 5,1% **Palfinger GmbH** — Germany, Ainring
- 100% **Bison Palfinger GmbH** — Germany, Löbau
- 100% **Palfinger Gru Idrauliche s.r.l.** — Italy, Cadelbosco di Sopra

Area North America

- 100% **Tiffin Loader Crane Company** — USA, Tiffin

Area South America

Area Asia & Pacific

- 100% **Palfinger (Shenzhen) Ltd.** — China, Shenzhen

Production



PALFINGER AG
Austria, Salzburg
100%
Palfinger Service- und Beteiligungs-GmbH
Austria, Salzburg
95%
Palfinger Industrieanlagen GmbH
Austria, Salzburg
5% Palfinger Consult AG
99,97%
Palfinger Europe GmbH
Austria, Salzburg
0,03% Palfinger Consult AG
100%
Palfinger Inc.
Canada, Niagara Falls
100%
Palfinger USA, Inc.
USA, Tiffin
99%
Madal Palfinger S.A.
Brazil, Caxia do Sul
1% small shareholders
100%
Palfinger Asia Pacific Pte. Ltd.
Singapore, Singapore
100%
Palfinger Produktionstechnik Bulgaria EOOD
Bulgaria, Cherven Brjag and Tenevo
100%
Palfinger proizvodnja d.o.o.
Slovenia, Marburg
20%
PiR metal d.o.o.
Croatia, Rijeka
80% A.u.N. Rustja
Full consolidation
Valued at Equity
Not consolidated

PALFINGER

PALFINGER AG · Franz-Wolfram-Scherer-Straße 24 · 5101 Bergheim / Salzburg, Austria · www.palfinger.com

PALFINGER

Adhoc - I N F O R M A T I O N

RECEIVED

PALFINGER setzt profitables Wachstum fort

- Umsatzsteigerung um 12,5%
- Ergebnissteigerung um 18,2%

in Mio EUR	2006	2005	2004
Umsatz	585,2	520,0	403,7
EBITDA	92,1	77,5	53,9
EBIT	77,0	65,1	41,7
Konzernergebnis	56,6	48,1	27,4

Bergheim / Salzburg, am 28. Februar 2007

PALFINGER, der Weltmarktführer bei LKW-Knickarmkranen, erzielte im abgelaufenen Geschäftsjahr 2006 erneut einen Rekordumsatz und ein Rekordergebnis.

Das ertragreiche Krangeschäft in Europa wurde 2006 vom anhaltenden Trend zu höheren Leistungsklassen und Ausrüstungsvarianten, von der herausragenden Marktposition in Westeuropa und den überproportionalen Zuwachsraten in Osteuropa geprägt. Im Servicebereich konnten im Vergleich zum Vorjahr Umsatz und Ergebnis deutlich gesteigert werden.

Der Umsatz stieg gegenüber dem Vergleichszeitraum des Vorjahres um 65,2 Mio EUR oder 12,5 Prozent auf 585,2 Mio EUR. Das EBIT konnte gegenüber dem Vorjahr um 11,9 Mio EUR oder 18,2 Prozent auf 77,0 Mio EUR erhöht werden, was einer EBIT Marge von 13,2 Prozent entspricht.

Treibende Kraft für das ertragreiche Wachstum in Europa ist das Segment KRANE. Das Marktwachstum in Skandinavien, Deutschland und Osteuropa übertraf die Erwartungen. Im abgelaufenen Geschäftsjahr investierte PALFINGER sowohl in Kapazitäten, Rationalisierung, Qualität als auch in den Aufbau der Area Asia & Pacific. In China wurde 2006 mit der Assemblierung von Containerwechselsystemen begonnen. Das Wachstum in Nordamerika konnte mit einer Verdichtung der Händlerstruktur und einer intensiveren Händler- und Key Account Betreuung verstärkt werden.

Für das Geschäftsjahr 2007 wird mit den gleichen makroökonomischen Rahmenbedingungen wie im Vorjahr gerechnet. Der zentrale Schwerpunkt für das Geschäftsjahr 2007 ist die nachhaltige Absicherung der Technologie- und Innovationsführerschaft und damit die Fortsetzung des profitablen Wachstumskurses.

+++

Über die PALFINGER AG

PALFINGER, zählt seit Jahren zu den international führenden Herstellern hydraulischer Hebe-, Lade- und Handlingsysteme. Als multinationale Unternehmensgruppe mit Sitz in Salzburg erwirtschaftete das Unternehmen mit rund 3.500 Mitarbeitern 2006 einen Gesamtumsatz von 585,2 Mio EUR.

Der Konzern verfügt über Produktions- und Montagestandorte in Europa, Nord- und Südamerika sowie Asien. Innovation, weitere Internationalisierung und Diversifikation der Produkte und Dienstleistungen bilden die strategischen Säulen der Unternehmensstrategie. Am Weltmarkt für hydraulische Knickarmkrane gilt PALFINGER nicht nur als Markt-, sondern auch als Technologieführer. Mit über 1.500 Vertriebs- und Servicestützpunkten in mehr als 125 Ländern auf fünf Kontinenten ist PALFINGER immer in Kundennähe.

Rückfragehinweis: Hannes Roither, PALFINGER AG
Unternehmenssprecher
Tel. +43 662 46 84-2260
h.roither@palfinger.com

Text und entsprechendes Bildmaterial stehen im Pressecorner unserer Internetseite www.palfinger.com zum Download zur Verfügung. Eine umfassende Bild- und Pressetextdatenbank bietet Ihnen außerdem das PALFINGER EXTRANET. Registrieren Sie sich für dieses kostenlose Service unter http://extranet.palfinger.com

PALFINGER

Adhoc - R E L E A S E

PALFINGER continues profitable growth

- Revenues up 12.5%
- Earnings up 18.2%

in EUR m	2006	2005	2004
Revenue	585.2	520.0	403.7
EBITDA	92.1	77.5	53.9
EBIT	77.0	65.1	41.7
Consolidated net profit	56.6	48.1	27.4

Bergheim / Salzburg, 28 February 2007

PALFINGER, the world market leader in truck-mounted knuckle-boom cranes, achieved further revenue and earnings records in the 2006 business year.

The profitable European Cranes business was characterised in 2006 by the continuing trend towards high-performance product classes and fittings, the excellent market position in Western Europe, and above-average rates of growth in Eastern Europe. The Services area achieved significant rates of year-on-year growth in both revenues and earnings.

Revenue compared with the same period of the previous year grew by EUR 65.2m, or 12.5 percent, to EUR 585.2m. EBIT compared with the prior-year period rose EUR 11.9m, or 18.2 percent, to EUR 77.0m, equivalent to an EBIT margin of 13.2 percent.

The major driver for the company's profitable growth in Europe is the segment CRANE. Market growth in Skandinavia, Germany, and Eastern Europe exceeded the company's expectations. During the last year PALFINGER invested in capacity expansions, rationalisation measures, and quality improvements as well as in the build up of the Area Asia & Pacific. In 2006 the assembly of the container handling systems in China was started. Growth in North America was strengthened due to a closer dealer structure and an optimised sales and key account management.

The same general macro-economic conditions that prevailed in 2006 are anticipated to continue in 2007. In 2007, PALFINGER will focus on securing its technological and innovative leadership on a sustainable basis and so the continuation of the profitable growth strategy.

+++

About PALFINGER AG

PALFINGER has for many years been one of the world's leading manufacturers of hydraulic lifting, loading, and handling systems. As a multinational group headquartered in Salzburg, the company's 3,500 staff generated total sales in 2006 of EUR 585.2m.

The Group has production and assembly facilities in Europe, in North and South America as well as in Asia. The strategic pillars of corporate strategy comprise innovation, and the further internationalisation and diversification of products and services. PALFINGER is regarded not only as the market leader, but also the technology leader, in the global market for hydraulic knuckle-boom cranes. PALFINGER is always in proximity to its customers due to its over 1,500 sales and service centres located in over 125 countries across five continents.

For further information please contact:

Hannes Roither, PALFINGER AG
Head of Public Relations & Investor Relations,
Business and Financial Media
Phone +43 662 46 84-2260
h.roither@palfinger.com

Both textual and related pictorial material is available for download in the press corner of our website at www.palfinger.com. An extensive database of press documents and pictures can also be found at the PALFINGER EXTRANET. Please register for this free service at http://extranet.palfinger.com

PALFINGER

Adhoc – PRESSEINFORMATION

Vorläufiges Ergebnis 2006:

PALFINGER setzt Rekordkurs fort

- Umsatzsteigerung von 12,5%
- Ergebnissteigerung von 18,2%

in Mio EUR	2006	2005	2004
Umsatz	585,2	520,0	403,7
EBIT	77,0	65,1	41,7
EBIT Marge %	13,2	12,5	10,3

Bergheim/Salzburg, am 25. Januar 2007

PALFINGER, der Weltmarktführer bei LKW-Knickarmkranen, erzielte im abgelaufenen Geschäftsjahr 2006 erneut einen Rekordumsatz und ein Rekordergebnis. Das Umsatzwachstum ist einerseits organisch auf das starke Stammgeschäft KRANE in Europa sowie auf die guten Marktbedingungen und die hohe Auslastung in allen Produktionsbereichen zurückzuführen.

Das ertragreiche Krangeschäft in Europa wurde 2006 vom anhaltenden Trend zu hohen Leistungsklassen und Ausrüstungsvarianten, von der herausragenden Marktposition in Westeuropa und den überproportionalen Zuwachs in Osteuropa geprägt.

Der Umsatz stieg gegenüber dem Vergleichszeitraum des Vorjahres um 65,1 Mio EUR oder 12,5 Prozent auf 585,2 Mio EUR. Das EBIT konnte gegenüber dem Vorjahr um 11,9 Mio EUR oder 18,2 Prozent auf 77,0 Mio EUR erhöht werden, was einer EBIT Marge von 13,2 Prozent entspricht.

Für das Geschäftsjahr 2007 wird mit denselben makroökonomischen Rahmenbedingungen wie im Vorjahr gerechnet. Die zentralen Schwerpunkte für das Geschäftsjahr 2007 sind die nachhaltige Absicherung der Technologie- und Innovationsführerschaft und die mit der Kapazitätserweiterung verbundenen Senkung der Lieferzeiten.

Die genannten Zahlen sind Indikationen aus einer Vorschaurechnung, die auf IFRS beruht. Die endgültigen Ergebnisse werden am 28. Februar 2007 publiziert.

+++

Über die PALFINGER AG
PALFINGER, zählt seit Jahren zu den international führenden Herstellern hydraulischer Hebe-, Lade- und Handlingsysteme. Als multinationale Unternehmensgruppe mit Sitz in Salzburg erwirtschaftete das Unternehmen mit rund 3.500 Mitarbeitern 2006 einen Gesamtumsatz von 585,2 Mio EUR.

Der Konzern verfügt über Produktions- und Montagestandorte in Europa sowie Nord- und Südamerika. Innovation, weitere Internationalisierung und Diversifikation der Produkte und Dienstleistungen bilden die strategischen Säulen der Unternehmensstrategie. Am Weltmarkt für hydraulische Knickarmkrane gilt PALFINGER nicht nur als Markt-, sondern auch als Technologieführer. Mit über 1.500 Vertriebs- und Servicestützpunkten in mehr als 125 Ländern auf fünf Kontinenten ist PALFINGER immer in Kundennähe.

Rückfragehinweis:

Hannes Roither, PALFINGER AG
Unternehmenssprecher
Tel. +43 662 46 84-2260
h.roither@palfinger.com

Text und entsprechendes Bildmaterial stehen im Pressecorner unserer Internetseite www.palfinger.com zum Download zur Verfügung. Eine umfassende Bild- und Pressetextdatenbank bietet Ihnen außerdem das PALFINGER EXTRANET. Registrieren Sie sich für dieses kostenlose Service unter http://extranet.palfinger.com

PALFINGER

Ad hoc - RELEASE

Preliminary 2006 result:

PALFINGER continues record-breaking path
- Revenues up 12.5%
- Earnings up 18.2%

In EURm	2006	2005	2004
Revenue	585.2	520.0	403.7
EBIT	77.0	65.1	41.7
EBIT margin %	13.2	12.5	10.3

Salzburg, January 25, 2007

PALFINGER, the world market leader in truck-mounted knuckle-boom cranes, achieved further revenue and earnings records in the 2006 business year. The revenue growth is attributable to strong organic growth in the core CRANES segment in Europe, as well as to the favourable market environment and the high level of capacity utilization achieved in all production areas.

The profitable European Cranes business was characterized in 2006 by the continuing trend towards high-performance product classes and fittings, the excellent market position in Western Europe, and above-average rates of growth in Eastern Europe.

Revenue compared with the same period of the previous year grew by EUR 65.1m, or 12.5 percent, to EUR 585.2m. EBIT compared with the prior-year period rose EUR 11.9m, or 18.2 percent, to EUR 77.0m, equivalent to an EBIT margin of 13.2 percent.

The same general macro-economic conditions that prevailed in 2006 are anticipated to continue in 2007. During 2007, we shall focus on securing our technological and innovative leadership on a sustainable basis, and on lowering supply times through capacity expansion.

The above-mentioned figures are indications from a projected calculation based on IFRS. We shall publish the final results on February 28, 2007.

+++

About PALFINGER AG
PALFINGER has for many years been one of the world's leading manufacturers of hydraulic lifting, loading, and handling systems. As a multinational group headquartered in Salzburg, the company's 3,500 staff generated total sales in 2006 of EUR 585.2m.

The Group has production and assembly facilities in Europe as well as in North and South America. The strategic pillars of corporate strategy comprise innovation, and the further internationalisation and diversification of products and services. PALFINGER is regarded not only as the market leader, but also as the technology leader, in the global market for hydraulic knuckle-boom cranes. PALFINGER is always in proximity to its customers due to its over 1,500 sales and service centres located in over 125 countries across five continents.

For further information please contact:

Hannes Roither, PALFINGER AG
Head of Public Relations & Investor Relations,
Business and Financial Media
Tel. +43 662 46 84-2260
h.roither@palfinger.com

Both textual and related pictorial material is available for download in the press corner of our website at www.palfinger.com. An extensive database of press documents and pictures can also be found at the PALFINGER EXTRANET. Please register for this free service at http://extranet.palfinger.com

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PALFINGER AG

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Overview

Palfinger is an international manufacturer of hydraulic lifting, loading and handling systems.Co. develops and distributes truck cranes with a lifting capacity of 0.8 to 120 meter-tons. The Hydraulic Systems Division includes the profit centers Container Handling Systems, as well as Railway, Crayler, Mobiler and Access. The Agriculture and Forestry Division's developed, produced and marketed products include stewing overhead and mobile cranes used in agriculture and forestry, as well as, more frequently in the recycling division. Co.'s distribution and sales network is based on 80 independent dealers. In total, there are 1,500 service and distribution points worldwide.

Data provided by Mergent, Inc.

Symbol: PLFRY
CUSIP: 696375104
Exchange: OTC
Ratio: 1:1
Country: Austria
Industry: Industrial Engineer.
Depositary: BNY (Sponsored)
Effective Date: Mar 31, 2005
Underlying SEDOL: 5700350
Underlying ISIN: AT0000758305
U.S. ISIN: US6963751044

Latest Quote: as of

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